AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-5424
Branch 18

May 1, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-050106SEC.doc
050106 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Yet Further Supplemental Response to Plaintiffs' Motion For Leave to Submit Supplemental Authority** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated, Plaintiff, vs. **A I M MANAGEMENT GROUP, INC.**, et al., Defendants.	:	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

YET FURTHER SUPPLEMENTAL RESPONSE TO PLAINTIFFS' MOTION <u>FOR LEAVE TO SUBMIT SUPPLEMENTAL AUTHORITY</u>

POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634

GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268

Attorneys for Defendants A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191

Attorneys for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley, Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

Defendants enclose the recent Memoranda and Orders in In re Morgan Stanley and Van Kampen Mutual Fund Securities Litigation, 03-CV-8208 (S.D.N.Y. April 18, 2006), where Judge Owen dismisses the action in its entirety (including the Investment Company Act claims under §§ 36(b), 34(b) and 48(a) and the Investment Advisers Act claim under § 206), and denies Plaintiffs' motion for leave to supplement their Complaint. On dismissing the § 36(b) claim, Judge Owen states (pp. 7; 17-19):

> Plaintiffs cite settlement agreements between MSDW and the SEC and the National Association of Securities Dealers in their amended complaint and in their briefs. In many cases, plaintiffs invoke the settlement agreements as though they were legal precedents. But statements made by the SEC and NASD in the settlement documents are not law; they are rather untested assertions made by litigants.
>
> * * *
>
> Even under the liberal pleading standard of Rule 8 of the Federal Rules of Civil Procedure, Plaintiffs have not alleged facts sufficient to state a claim under § 36(b). Plaintiffs' most specific pleading is that the average expense ratio of Morgan Stanley funds was "almost 50% higher than the average expense ratio for non-Morgan Stanley Funds." Am. Compl. ¶ 93. With regard to the Rule 12b-1 plan, plaintiffs simply state in a conclusory manner that "there was no 'reasonable likelihood' that the plan would benefit the company and its shareholders" and that "economies of scale" created from increasing fees "were not passed on to Proprietary Funds investors." Am. Compl. ¶ 103. Plaintiffs allege that "[t]he Investment Advisor Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Proprietary Funds investors for costs not covered by the Section 28(e) safe harbor." Am. Compl. ¶ 41. These allegations are too vague and conclusory to meet the requirements of Gartenberg. Plaintiffs assert that the funds' directors "were captive to and controlled by Morgan Stanley and the Investment Advisor Defendants," Am. Compl. ¶ 109, but plaintiffs cite no particularized facts to support this allegation. Several of Plaintiffs' other allegations are merely criticisms of the mutual fund industry and do not support a cause of action under § 36(b).

> Taken together, Plaintiffs' allegations simply do not indicate any "fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg, 694 F.2d at 928. **In addition, as Judge Koeltl held in Eaton Vance, "[t]he allegations that the defendants authorized improper 12b-1 fees, soft dollar payments, and commissions to brokers are insufficient to allege a claim under 36(b), which addresses only the negotiation and enforcement of payment arrangements between investment advisers and funds, not whether investment advisers acted improperly in the use of the funds."** 380 F.Supp.2d at 237. Accordingly, plaintiffs' § 36(b) claim is dismissed. There being no pleading of an underlying ICA violation, the § 48(a) claim is also dismissed. (footnotes omitted) (emphasis supplied)

Dated: April 26 , 2006

Respectfully submitted,

POLLACK & KAMINSKY

by: s/ Daniel A. Pollack
Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

MAYER, BROWN, ROWE & MAW LLP

by: s/ Charles Kelley
Charles Kelley, Esq.
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

GIBBS & BRUNS, LLP

by: s/ Michael K. Oldham
Michael K. Oldham, Esq.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

Attorneys for Defendants

A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP

by: s/ Paul D. Flack
Paul D. Flack, Esq.
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants
Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley, Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

59

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

IN RE MORGAN STANELY AND VAN KAMPEN MUTUAL FUND SECURITIES LITIGATION	MEMORANDUM & ORDER 03 Civ. 8208 (RO)

OWEN, DISTRICT JUDGE:

This is a class action asserted by Plaintiffs Thomas Mauro, Geneva Bevans (individually and on behalf of Lake Liquor, Inc.), George Hurwitz, Paul Robert, Sheila Schwartz, and Robert Weinberger, on behalf of all persons who, during the period of October 1, 1999 to November 17, 2003, purchased or held one or more shares of more than 120 Morgan Stanley and Van Kampen mutual funds ("the Funds"). (*See* Cons. Am. Compl. Ex. A.) The Defendant entities are Morgan Stanley DW Inc., Morgan Stanley Investment Distributors Inc., Morgan Stanley Investment Advisors Inc., Morgan Stanley Investment Management Inc., Morgan Stanley Investments LP, Van Kampen Funds Inc., Van Kampen Asset Management Inc., and the Funds. The director, officer, and trustee Defendants are Philip J. Purcell, Mitchell M. Merin, Michael Bozic, Edwin J. Garn, Wayne E. Hedien, Manuel H. Johnson, Michael E. Nugent, and Charles A. Fiumefreddo. The consolidated amended complaint alleges Morgan Stanley promoted the sale of shares of its proprietary mutual funds through its retail outlets using undisclosed compensation schemes and injured plaintiffs thereby. Defendants move to dismiss the action in its entirety.[1]

Background

Morgan Stanley DW Inc. ("Morgan Stanley" or "MSDW") is a registered broker-dealer with a sales force of individual registered representatives called "Financial Advisors" who provide investment advice to their clients, and sell a wide range of investment products, including mutual fund shares. MSDW ran several of the programs at issue in this case, including the "Asset Retention Program", the "Partners Program", and certain sales contests. Am. Compl. ¶¶ 68-70, 71-80.

Morgan Stanley Investment Distributors Inc. ("MSID") is a registered broker-dealer that administers the distribution plans for the Morgan Stanley funds. Am. Compl. ¶ 34. Van

[1] Also before the Court is Plaintiffs' motion for leave to supplement, which is addressed in a separate, contemporaneous order.

Kampen Funds Inc. ("VKFI") is a registered broker-dealer that administers the distribution plans for the Van Kampen funds. Am. Compl. ¶ 35.

Morgan Stanley Investment Advisors Inc. ("MSIA"), Morgan Stanley Investment Management Inc. ("MSIM"), and Morgan Stanley Investments LP are registered investment advisers that manage and advise the Morgan Stanley funds pursuant to contracts with the funds. Am. Compl. ¶ 19, 20. Van Kampen Asset Management Inc. ("VKAM") does the same for the Van Kampen funds. Am. Compl. ¶ 22.

At the time of the complaint, all of the Morgan Stanley funds shared a common Board of Trustees comprised of ten individuals, only three of whom are affiliated with Morgan Stanley. The Van Kampen funds have an entirely different board of trustees against whom no relief is sought.

The Asset Retention Program

On January 1, 2000, MSDW implemented the Asset Retention Program, in which fourteen mutual fund complexes, including the proprietary Morgan Stanley and Van Kampen mutual fund families, participated. Order, Securities Act Release No. 8339, Exchange Act Release No. 48789, 81 S.E.C. Docket 1993, 2003 WL 22703073, at ¶ 3, 6 (Nov. 17, 2003) (hereinafter "SEC Settlement"); Am. Compl. ¶ 68. An Asset Retention Program fund received the following: (1) greater access to Financial Advisors; (2) placement on a preferred list of investments; (3) participation in the MSDW 401(k) programs; and (4) eligibility to offer off-shore fund products to MSDW customers. Am. Compl. ¶ 69. However, Financial Advisors were not restricted to offering just these mutual funds to their clients.

The participation fee was 15 to 20 basis points[2] on gross sales of mutual fund shares as well as 5 basis points s annually on shares that had been held by the investor for at least one year. Am. Compl. ¶ 68. MSDW retained the 15 to 20 basis points payments and did not pay any portion of it to the Financial Advisors. MSDW paid the 5 basis points to the Financial Advisor who was responsible for the client who had retained the shares for at least one year. SEC Settlement ¶ 7.

Under the Asset Retention Program both MSDW and its Financial Advisors received the exact same payments from all participating funds; sales of the Morgan Stanley and Van Kampen

[2] A basis point is 1/100th of a percentage point. So, for example, on a sale of $10,000 in fund shares, 15 to 20 basis points would be $15 to $20.

funds did not pay greater amounts than did Dreyfus, Putnam, PIMCO, Blackrock, and so on. Thus, the payments created no economic incentive for Financial Advisors and the broker-dealer to promote the Morgan Stanley or Van Kampen funds over those sponsored by the twelve other program participants.

The Partners Program

On December 1, 2002, MSDW replaced the Asset Retention Program with the Partners Program. Am. Compl. ¶ 71. Sixteen fund complexes participated in the Partners Program, including the proprietary Morgan Stanley and Van Kampen fund families.

Partners Program funds received priority placement for due diligence review of fund materials distributed to Financial Advisors, access to MSDW's branch system at the branch manager's discretion, access to Financial Advisors at training and customer seminars, inclusion in Financial Advisor events, and invitations to participate in programs broadcast to Financial Advisors over MSDW's internal communications systems. Am. Compl. ¶ 73. The participation fees under the Partners Program were the same as under the Asset Retention Program. SEC Settlement at ¶¶ 7, 15.

As part of the Partners Program, Financial Advisors received the same pay-out on sales of Morgan Stanley and Van Kampen funds as they did on sales of the over eight hundred funds offered by the fourteen other fund complexes in the Partners Program. Financial Advisors, however, received slightly higher compensation on sales of Partners funds than on sales of non-Partners funds.

This differential compensation was in part because the 2002 Morgan Stanley Financial Advisor Payout Grid was divided between "asset-based" products and "transaction-based" products. Am. Compl. ¶ 74. Asset-based products included the funds offered by the Partners fund complexes. Id. The sales commissions paid to Financial Advisors for "asset-based" products were from 1-3% higher than the commission paid on the non-partners' mutual fund products.[3] Id. To pay the differential compensation, MSDW allocated a larger fraction of the total compensation it received from the Partners funds to the Financial Advisor.

Morgan Stanley Financial Advisors also received a deferred compensation productivity bonus, which was based on a similar grid. Am. Compl. ¶ 76. This bonus could be slightly

[3] At the maximum 3% difference, a broker who sold $10,000 of the Morgan Stanley American Opportunities Fund would receive a maximum of $15 in additional compensation beyond what he would have earned in connection with the sale of a comparable non-Partners fund.

higher for "asset-based" products, with the differential ranging between 0.8% and 2.8%.[4]

Under the Partners Program, MSDW branch managers were eligible to receive a higher annual bonus based on the aggregate annual branchwide sales of shares of Partners funds. Am. Compl. ¶ 77. Branch manager compensation is based on three components: base salary, Manager Incentive Compensation ("MIC") and a Challenge Bonus. Id. MIC compensates branch managers for the overall profitability of their branch offices. Id. In the Partners Program, branch managers received a higher bonus based on the sale of shares of participating fund complexes because branch expenses, which factored into the profitability calculation, were allocated so that lower overhead expenses were incurred on the sale of shares of Partners' funds. Am. Compl. ¶¶ 77, 79. The Challenge Bonus was a yearly bonus calculated using a number of factors, one of which was the sale of Partners Funds shares. Am. Compl. ¶ 80. MSDW paid the bonuses. Am. Compl. ¶ 77.

The Sales Contests

Between October 1999 and December 2002, MSDW conducted at least ten regional, seventeen branch, and two national sales contests throughout the country. These sales contests rewarded Financial Advisors with relatively nominal non-cash awards in connection with the sale of certain Morgan Stanley and Van Kampen funds. MSDW also invited the most productive Financial Advisors across the country to an annual educational conference.[5] Am. Compl. ¶ 58; see NASD September 15, 2003 Letter of Acceptance, Waiver and Consent, App. A (hereinafter "NASD AWC"). The Van Kampen funds' disclosure documents state the distributors of the funds, not the funds themselves, sponsored the contests.[6]

According to the NASD AWC on which plaintiffs rely, the sales contests were conducted and paid for by the broker-dealer, not by the mutual funds themselves. The individual contests were of short duration and offered insubstantial non-cash compensation. Id. The seventeen branch contests identified by the amended complaint (out of a total of over four hundred Morgan

---

[4] At the maximum 2.8% difference, a broker who sold $10,000 of the Morgan Stanley American Opportunities Fund would receive a maximum of $14 in additional deferred compensation beyond what he would have earned in connection with the sale of a comparable non-Partners fund.

[5] The amended complaint calls this "a four-day stay at a luxury resort in Scottsdale, Arizona." Am. Compl. ¶ 58.

[6] The disclosure documents also state that the distributor, not the funds, paid the additional broker compensation. See, e.g., SAI, Van Kampen Growth and Income Fund, Rosen Aff. Ex. 4 at B-31 ("In some instances additional compensation or promotional incentives may be offered to brokers, dealers or financial intermediaries that have sold or may sell significant amounts of shares during specified periods of time. All of the foregoing payments are made by the Distributor out of its own assets. These programs will not change the price an investor will pay for shares or the amount that a Fund will receive from such sale") (emphasis added).

Stanley branch offices nationwide) are similarly quite limited in scope. All contests dated from late 2001 through 2002 and were of limited duration.

The branch sales contests offered mostly insubstantial awards. For instance, the grand prize in the Pittsburgh contest in June 2002 was a $100 T&E allowance. NASD AWC, App. A, at 7. The six winners of the Indianapolis contest in the fall of 2002 shared $800 in T&E allowances. Id. at 8. The twelve winners of the contest in New York City in the summer of 2002 shared $650 in T&E allowances. Id. As the amended complaint itself acknowledges, T&E money was used to defray the out-of-pocket costs incurred by a Financial Advisor in connection with educational or marketing activities. Am. Compl. ¶ 76. Three branches awarded gift certificates. NASD AWC, App. A. The Bellevue, Washington branch awarded spa and resort packages in conjunction with two sales contests. Id.

The non-cash compensation offered to Financial Advisors in connection with the regional sales contests was also insubstantial, and most often consisted of invitations to attend due diligence and similar Morgan Stanley business conferences. Other awards offered to Financial Advisors in connection with these sales contests included attendance at an educational conference, reimbursement of travel expenses, Los Angeles Lakers basketball tickets, and Britney Spears and Rolling Stones concert tickets.[7] Am. Compl. ¶ 54; NASD AWC at 3, 4.

The two national contests alleged in the amended complaint are, once again, limited in scope and effect. See NASD AWC, App. A, at 1. One contest was confined to June 2002 and involved the promotion of only two funds -- Small-Mid Special Value and American Opportunities -- and rewarded the reimbursement of certain travel expenses for two regional sales managers.[8] Id. The second contest resulted in approximately nine hundred Financial Advisors being invited to attend a conference in Arizona. Id. Plaintiffs allege that the national sales contests were "devise[d] and hype[d]" by national management. Am. Compl. ¶ 54.

Plaintiffs allege that Financial Advisors were also subjected to pressure tactics to induce them to sell more proprietary fund shares. See, e.g., NASD AWC at 6. Plaintiffs also allege that "defendants strived to conceal" from investors the various incentives to sell Proprietary Fund shares. Am. Compl. ¶ 81.

Rule 12b-1 Plans

[7] In several instances, more substantial rewards were offered, but not given. See NASD AWC, App. A.
[8] Initially, the prize was a dinner in New York with management, but this was changed. NASD AWC, App. A.

The Morgan Stanley and the Van Kampen Funds pay distribution fees under a plan pursuant to SEC Rule 12b-1. 17 C.F.R. §270.12b-1 (2004). Distribution fees are paid by an open-end investment company to a third party for marketing the fund's shares, with the aim of increasing or at least maintaining the size of the fund. See, e.g., Robert A. Robertsen, Fund Governance: Legal Duties of Investment Company Directors § 7.01 (2003). Prior to the SEC's adoption of Rule 12b-1 in 1980, these charges were typically borne by new investors to a mutual fund, and not by the fund's shareholders as a whole. See 1 Thomas P. Lemke et al., Regulation of Investment Companies § 7.05 (2004). With the passage of Rule 12b-1, the SEC permitted a mutual fund's shareholders to finance distribution, thus potentially reducing the initial cost or "load" to a new investor in the fund. Id. In order to provide sufficient safeguards, Rule 12b-1 requires, among other things, that a majority of a mutual fund's shareholders and independent trustees approve a written Rule 12b-1 plan before distribution fees are paid. See 17 C.F.R. § 270:12b-1(b). Plaintiffs nowhere allege that this procedure was not followed here.

Soft Dollars

Plaintiffs allege that MSIA and VKAM, as adviser and managers for the Funds, entered into "soft dollar" arrangements, a common and lawful practice in the industry. Am. Compl. ¶ 104. The term "soft dollars" "generally refers to the practice whereby a discretionary money manager uses brokerage commissions from client transactions to pay for research or brokerage services, in addition to basic execution services." Thomas P. Lemke & Gerald T. Lins, Soft Dollars and Other Brokerage Arrangements, at p. v (2004). Typically, pursuant to a "soft dollar" arrangement, a money manager receives research or brokerage services from a broker-dealer and pays for such services by paying the broker-dealer to execute transactions in the fund's portfolio at a somewhat higher commission rate. Id. at 1-5. The use of soft dollars is widespread and, in the words of one commentator, is "a formidable mainstay of the brokerage business." Id. at p. 1-13. The research obtained by such "soft dollar" arrangements is used to benefit the mutual fund and is protected under § 28(e) of the Exchange Act by a statutory "safe harbor," as are broker transactions for the fund's portfolio. 15 U.S.C. § 78bb(e). A related concept, "directed brokerage," is when a mutual fund investment advisor considers sales of fund shares when selecting a broker-dealer to execute transactions in the fund's portfolio. Plaintiffs allege that the directed brokerage and soft dollar payments "unreasonably enhanced shareholder costs." Surreply Mem. Opp. at 5.

The SEC and NASD Settlement Agreements

Plaintiffs cite settlement agreements between MSDW and the SEC and the National Association of Securities Dealers in their amended complaint and in their briefs. In many cases, plaintiffs invoke the settlement agreements as though they were legal precedents.[9] But statements made by the SEC and NASD in the settlement documents are not law; they are rather untested assertions made by litigants. This Court need not show deference to the litigation positions of the NASD, which is merely a *private* party, not a government actor. See Desiderio v. N.A.S.D., Inc., 191 F.3d 198, 206 (2d Cir. 1999). Further, the position articulated in the SEC settlement agreement is not binding on this Court. See, e.g., Lipsky v. Commonwealth United Corp., 551 F.2d 887, 893-94 (2d Cir. 1976) (noting that a consent decree is not a "true adjudication of the underlying issues" and, thus, may not be given any preclusive effect in subsequent litigation; and then holding that "[s]ince it is clear that the [] consent judgment, itself, can have no possible bearing on the [subsequent litigation], the SEC complaint which preceded the consent judgment is also immaterial"). But see Press v. Quick & Reilly, Inc., 218 F.3d 121 (2d Cir. 2000) (deferring to the SEC's interpretation of Rule 10b-10, filed in an amicus brief, to hold that defendant broker-dealers were not required to disclose certain compensation to brokers). Plus, the SEC settlement is based upon § 17(a)(2) of the Securities Act and Rule 10b-10 under the Exchange Act, provisions not at issue here.

The Causes of Action

Plaintiffs assert numerous causes of action against different classes of defendants. Plaintiffs who purchased Proprietary Funds during the Class Period ("purchasing plaintiffs") assert counts I, II, and III of the amended complaint in which they allege violations of Sections 11 and 12(a)(2) of the Securities Act, 15 U.S.C. §§ 77k, 77l(a)(2), for inadequate disclosures relating to sales contests, Rule 12b-1 plans, soft dollars, "excessive" commissions, and the Asset Retention and Partners Programs. Count I is asserted pursuant to § 11 against the proprietary funds and their directors, trustees, and distributors. Count II is asserted pursuant to §12(a)(2) against the proprietary funds. Count III is asserted pursuant to §12(a)(2) against MSDW. Purchasing Plaintiffs assert counts IV and V against Morgan Stanley and the Executive Officer Defendants in which they allege control person liability under § 15 of the Securities Act, 15 U.S.C. § 77o. Purchasing plaintiffs assert counts VI and VII against MSDW and the proprietary

[9] See, e.g., Reese Aff. Ex. A; Rosen Reply Aff. Ex. 1; Opp'n Brief at 2, 3, 11, 25-27, 36, 39, 59 n.37, 73-74.

funds in which they allege violations of § 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5(b) promulgated thereunder,[10] 17 CFR § 240.10b-5(b), for inadequate disclosure. Purchasing plaintiffs assert count VIII against all defendants in which they allege violations of § 10(b) and Rule 10b-5(a) and (c), 17 CFR § 240.10b-5(a), (c), for inadequate disclosure. Purchasing Plaintiffs assert count IX against Morgan Stanley, the Executive Officer Defendants, Van Kampen Investments, Inc., the Investment Adviser Defendants, and the proprietary funds' directors and trustees, alleging control person liability under § 20(a) of the Exchange Act, 15 U.S.C. § 78t(a). The "holding plaintiffs"[11] assert count X against Investment Advisor Defendants in which they allege violation of § 34(b) of the Investment Company Act, 15 U.S.C. § 80a-33(b), for inadequate disclosure. Count XI is asserted by all plaintiffs and derivatively on behalf of the funds against Investment Advisor Defendants, alleging the violation of § 36(b) of the ICA, 15 U.S.C. § 80a-35(b), for receipt of "excessive" fees for the Rule 12b-1 Plan, soft dollars, and "excessive" commissions. All plaintiffs assert count XII against Investment Advisor Defendants in which they allege violations of § 48(a) of the ICA for control person liability. All plaintiffs assert count XIII against Investment Adviser Defendants in which they allege violations of §§ 206 and 215 of the Investment Advisers Act, 15 U.S.C. § 80b-6, 15, for inadequate disclosure. Holding Plaintiffs assert Counts XIV and XV against Investment Adviser Defendants and the Morgan Stanley Directors for breach of fiduciary duty under state law.

Discussion

Motion to Dismiss Standard

In considering a motion to dismiss pursuant to Fed. R. Civ. P. 12(b)(6), the Court must accept as true all material factual allegations in the complaint, Atlantic Mutual Ins. Co. v. Balfour Maclaine Int'l, Ltd., 968 F.2d 196, 198 (2d Cir.1992), and may grant the motion only

---

[10] Rule 10B-5 states:

> It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange,
> (a) *To employ any device, scheme, or artifice to defraud.*
> (b) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or
> (c) To engage in any act, practice, or course of business which operates or would operate as a *fraud or deceit upon any person, in connection with the purchase or sale of any security.*

[11] The "Holders Subclass" is defined to include "all persons or entities who held shares or like interests of any of the Proprietary Funds at any time during the Class Period." Am. Compl ¶ 123.

where "it appears beyond doubt that the plaintiff can prove no set of facts in support of [its] claim which would entitle [it] to relief," Still v. DeBuono, 101 F.3d 888, 891 (2d Cir.1996); see Conley v. Gibson, 355 U.S. 41, 48, 78 S.Ct. 99 (1957). In addition to the facts set forth in the complaint, the Court may also consider documents attached thereto and/or incorporated by reference therein, Automated Salvage Transp., Inc. v. Wheelabrator Envtl. Sys., Inc., 155 F.3d 59, 67 (2d Cir.1998), as well as matters of public record, Pani v. Empire Blue Cross Blue Shield, 152 F.3d 67, 75 (2d Cir.1998), cert. denied, 525 U.S. 1103 (1999).

Securities Act

To allege a claim under Section 11 of the Securities Act, a plaintiff need show that a registration statement: (1) "contained an untrue statement of material fact"; (2) "omitted to state a material fact required to be stated therein"; or (3) omitted to state a material fact "necessary to make the statements therein not misleading." 15 U.S.C. § 77k; see also Greenapple v. Detroit Edison Co., 618 F.2d 198, 205 (2d Cir. 1980) (§11 is violated when material facts were omitted from the registration statement or presented in ways that distort their significance). Section 11 is "designed to assure compliance with the disclosure provisions of the [Securities] Act by imposing a stringent standard of liability on the parties who play a direct role in a registered offering." Herman & MacLean v. Huddleston, 459 U.S. 375 (1983); see also In re TCW/DW North American Gov't. Income Trust Sec. Litig., 941 F.Supp. 326, 337 (S.D.N.Y. 1996). Thus, the pleading standard is a liberal one. Under Section 11, "liability against the issuer…is virtually absolute, even for innocent misstatements." Huddleston, 459 U.S. at 382. "[A] prospectus will violate federal securities laws if it does not disclose 'material objective factual matters' or buries those matters beneath other information, or treats them cavalierly." DeMaria v. Anderson, 318 F.3d 170, 180 (2d Cir. 2003) (internal citations omitted). Reliance and scienter are not required. TCW, 941 F.Supp. at 377. Section 12 establishes similar standards for sellers of securities. See 15 U.S.C. § 77l(a)(2).

Exchange Act

Section 10(b) of the Exchange Act and Rule 10b-5(b) prohibit the inclusion in a prospectus of "an untrue statement of material fact" or the omission of "a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading." 15 U.S.C. § 77l(a)(2); 17 C.F.R. § 240.10b-5(b). It is established law in this Circuit that "[I]n order to state a claim for relief under section 10(b) a plaintiff must allege that, in connection with the purchase or sale of securities, the defendant, acting with scienter, made a false material representation or omitted to disclose material information and that plaintiff's reliance on defendant's actions caused him injury." See Bloor v. Carro, Spanbock, Londin, Rodman & Fass, 754 F.2d 57, 61 (2d Cir. 1985). Rules 10b-5(a) and (c) make it unlawful "[t]o employ any device, scheme, or artifice to defraud . . . [or] [t]o engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security." Plaintiffs must prove all of the elements of a 10b-5 claim when proceeding under Rules 10b-5(a) and (c). See In re Towers Financial Corp. Noteholders Litig., No. 93-Civ.-0810 (WK) (AJP)1995 WL 571888, *16 (S.D.N.Y. Sep 20, 1995). These elements are similar to those required to state a cause of action under Sections 11 and 12(a)(2) of the Securities Act, with the important exception that the Securities Act provisions do not require reliance or scienter.[12] Defendants argue that several of the elements are not successfully pleaded in plaintiffs' amended complaint: scienter, materiality, reliance, causation, and cognizable damages. I shall first address defendants' arguments for dismissal based upon the elements common to plaintiffs' Securities Act and Exchange Act claims, before moving onto the more specific arguments.

Duty to disclose and materiality

Defendants claim that they did not have a duty to disclose the allocation of the differential compensation and the sales contests. To be actionable under the Securities Act or the Exchange Act, an omission must involve information that the defendant had a duty to disclose. See In re Time Warner Inc. Sec. Litig., 9 F.3d 259, 267 (2d Cir. 1993); In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig., 272 F. Supp. 2d 243, 248 (S.D.N.Y. 2003) ("To state a claim under Sections 11 and 12(a)(2), a plaintiff must allege that the defendants had a legal obligation to disclose the allegedly omitted information."). In the case of an omission, a duty to disclose arises either (1) through an explicit regulatory or statutory requirement, or (2) when the omitted information is otherwise "material." As the Second Circuit stated in In re Time Warner, "where the disclosure duty arises from the combination of a prior statement and a subsequent event, which, if not disclosed, renders the prior statement false or misleading, the inquiries as to duty and materiality coalesce." 9 F.3d at 267. "To be material, the information need not be such

[12] When Section 11 and 12(a)(2) claims sound in fraud, however, the scienter requirements of Rule 9(b) of the Federal Rules of Civil Procedure apply. See Rombach v. Chang, 355 F.3d 164, 171 (2d Cir. 2004).

that a reasonable investor would necessarily change his investment decision based on the information, as long as a reasonable investor would have viewed it as significantly altering the 'total mix' of information available." SEC v. Mayhew, 121 F.3d 44, 52 (2d Cir. 1997) (citing TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 96 S. Ct. 2126 (1976)).

The current SEC regulations impose no duty on defendants to disclose the allocation of broker compensation. See U.S. v. Alvarado, 2001 WL 1631396 (S.D.N.Y. Dec. 19, 2001) ("Neither the SEC nor NASD have required registered representatives of broker/dealers to disclose their own compensation in a securities transaction, although both have been fully aware that registered representatives often received special incentives beyond the normal compensation to sell a particular product."). SEC Form N1-A sets forth the requirements for information that must be contained in offering prospectuses and statements of additional information. Form N-1A, SEC 2052; See Benzon v. Morgan Stanley Dist., Inc., 420 F.3d 598, 608 (6th Cir. 2005). Form N-1A requires the disclosure of the total fees paid by the investor in connection with a securities purchase, as well as total commissions paid by the fund, but it does not require disclosure of how differential compensation is allocated. Nor does it require disclosure of the sales contests or management bonuses. Defendants made the disclosures required by form N-1A, [13] including the total amount of fees paid by a mutual fund investor.[14]

The contested omissions also are not required to be disclosed under the securities laws, because they are not material. The Sixth Circuit considered the issue of differential compensation for Morgan Stanley mutual fund brokers in Benzon, 420 F.3d 598. It held in relevant part:

> Defendants did not have a duty to disclose that brokers received greater compensation for the sales of Morgan Stanley mutual funds than for the sale of funds offered by other companies. . . . [A] duty to disclose information exists where it is necessary to make another statement not misleading. Plaintiffs have identified no such statement here. A duty may also be imposed by statute or regulation, but Plaintiffs have pointed no

---

[13] Plaintiffs' argument that defendants failed to meet the requirements of Item 15(c) of form N1-A is based upon a misreading of the word "broker." Item 15 requires that the compensation to brokers who execute portfolio transactions of securities owned by the fund be disclosed—not compensation to the retail brokers, or Financial Advisors, who sell shares of the fund, as plaintiffs allege.

[14] Plaintiffs allege that the Asset Retention and Partners Program payments were made by the funds, not the Morgan Stanley investment advisors and Van Kampen distributors out of their own assets. Plaintiffs offer no support for this allegation, and the SEC and NASD Settlements do not allege as much. Instead, Plaintiffs state "[I]t is naïve to assume that distributors receiving such fees, and investment advisers that are paid for their services by the Funds, did not charge the Funds and their shareholders amounts that would be sufficient to fund their obligations to Morgan Stanley under the Asset Retention and Partners Programs." Mem. Opp'n. at 15. This mere assertion does not meet the stringent pleading requirements of Rule 9(b).

> statutory or regulatory requirement that Defendants disclose that their brokers earn more for selling their own mutual funds. Because Plaintiffs have failed to identify the source of Defendants' alleged duty to disclose that brokers were compensated more for the sale of Morgan Stanley funds than other funds, we hold that the dismissal of Plaintiffs' claim that Defendants violated the securities laws by not making such a disclosure was proper.

420 F.3d at 612.

The same reasoning applies to the instant case, with respect to the differential compensation, management bonuses, and sales contests. In the absence of a "statutory or regulatory requirement," defendants' omissions must be material. They were not. The participation fees in the Asset Retention and Partners Programs were mere fractions of a percentage point.[15] Furthermore, the payments were made not only for sales of proprietary mutual funds, but also for the several other fund complexes involved in the Programs. The sales contests, as pleaded, were limited in geographical scope and in duration. The prizes were primarily of minimal value.[16] Plaintiffs allege that managers' bonuses were linked to proprietary fund sales, and that the bonuses themselves could be substantial, but they do not allege—specifically or otherwise—that the proportion of sales of proprietary funds had a more than minimal impact on the amount of a bonus. See Am. Compl. ¶¶ 77-80. Minimal payments such as these are not material under the securities laws. See Feinman v. Dean Witter Reynolds, Inc., 84 F.3d 539, 541 (2d Cir. 1996) ("[N]o reasonable investor would have considered it important, in deciding whether or not to buy or sell stock, that a transaction fee of a few dollars might exceed the broker's actual handling charges."); Alvarado, 2001 WL 1631396, at *8 ("In ordinary circumstances, the compensation of a registered representative is not a material fact to the transaction being entrusted to him. . . . Since the registered representative's commission paid by the brokerage house is not charged to the transaction, it is not material to the customer's transaction and it need not be disclosed.").

Accordingly, defendants did not have the duty to disclose the differential compensation, bonuses, and sales contests, and any failure to disclose them is not actionable.

Loss Causation

---

[15] As part of the Partners Program, Financial Advisors received 1-3% greater compensation and a slightly higher bonus, also minimal amounts.

[16] The prizes of higher value cannot be said to give rise to causes of action for the entire class, as the contests involved were geographically confined.

Plaintiffs must plead "loss causation"—that the acts or omissions of the defendants caused the losses for which they seek to recover, see 15 U.S.C.A. § 78u-4(b)(4); and are not merely "but for" causes of the losses. See Citibank, N.A. v. K-H Corp., 968 F.2d 1489, 1495 (2d Cir.1992). To plead proximate causation, plaintiffs must allege that the target misstatements or omissions were "the cause of the transaction's turning out to be a losing one." Id. (quoting Bastian v. Petren Resources Corp., 892 F.2d 680, 684 (7th Cir.1990)).

Plaintiffs plead neither cognizable losses, nor loss causation. Plaintiffs allege that they somehow were injured by "overvaluing" proprietary fund shares. Mem. Opp'n at 45-48. The overvaluation is purportedly explained by the following:

> Had Plaintiffs known that a substantial portion of those charges [the fees associated with the proprietary mutual funds] was not a legitimate outlay for services that would benefit the [proprietary] Funds, but was merely being used to finance the programs challenged in this lawsuit without benefit to the Fund shareholders, the value placed on those shares at the time of the purchase would have been less.

Mem. Opp'n at 45-46.

This theory is incorrect as a matter of law. Unlike an ordinary share of stock traded on the open market, the value of a mutual fund share is calculated according to a statutory formula. Share price is a function of "Net Asset Value", the pro-rata share of assets under management, minus liabilities such as fees. Plaintiffs explain no mechanism by which a mutual fund share's price could differ from its objective "value." The cases plaintiffs cite to support this proposition are inapposite, because they deal with securities whose price is not set by statute and therefore can be affected by market manipulations. See, e.g., McMahan & Co. v. Wherehouse Entertainment, Inc. 65 F.3d 1044 (2d Cir. 1995).[17]

The same loss causation argument was rejected in Castillo v. Dean Witter Discover & Co. 1998 WL 342050 (S.D.N.Y. 1998). In that case, three investors asserted Section 10 and Rule 10b-5 claims against Dean Witter for its failure to disclose an incentive compensation system that promoted the sale of its proprietary funds through its retail outlets. The scheme rewarded brokers for selling proprietary products with commissions 5% to 15% higher than those paid on foreign funds. In that case, as in the case at bar, it was undisputed that the *total* amount of fees was disclosed. The court held that plaintiffs could not allege loss causation since

[17] Though cited by plaintiffs for the proposition that "the value of a security may not be equivalent to its market price," the court also held that "the district court, in applying the statutory damages formula, should begin with the market price to determine the true value" of the securities in issue. McMahan, 65 F.3d at 1049.

"the allocation of fees would not affect the damages for the losses claimed by plaintiffs. It is the total fees charged that would affect the asset value of a mutual fund and the decision to invest. The prospectuses disclosed these amounts." Id., at *5. The court further held that plaintiffs did not plead proximate causation, because "the complaint contains no allegation that any causal relationship exists between the compensation of the brokers (account executives) and the performance of any fund." Id.

This reasoning applies here. All fees charged to the shareholder were disclosed in the offering prospectuses, which are incorporated by reference into the consolidated amended complaint. The allocation of the fees is immaterial, because it could have no effect on share price. Id. Furthermore, plaintiffs have not alleged facts showing that any nondisclosure of fees, sales contests, soft dollar payments, or directed brokerage was the proximate cause of their alleged losses.

Plaintiffs similarly fail to allege that a broker's misrepresentation caused any loss. First, they do not plead with any particularity that a named plaintiff relied on the representations of a broker. Second, they allege no connection between the conduct of any broker and the poor performance of a fund or other loss.[18] See Laub v. Faessel, 981 F. Supp. 870 (S.D.N.Y. 1997).

Plaintiffs claim that they "and other members of the Class received a return on their investment that was substantially less that the return on investment that they would have received had they invested the same dollars in a comparable fund." Am. Compl. at ¶92. It is long-established law that a shareholder cannot recover for "damages" based on hypothetical investments he did not make. Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723 (1975). Plaintiffs mention a "middling" performance of the proprietary funds, noting that the proprietary funds performed worse than "almost half" of other funds. But it is hardly surprising that, when averaged, the dozens of funds at issue here performed as well as the market as a whole. Plaintiffs do not state which funds lost money, and they do not tie these losses to defendants' actions with the specificity required by the securities laws. This does not constitute the sufficient pleading of a loss.

Scienter

Defendants argue that plaintiffs have failed to allege scienter, as required to state a cause of action under Section 10b of the Exchange Act and Rule 10b-5 promulgated thereunder. The

[18] As discussed below, plaintiffs cannot avail themselves of the presumption of reliance in the case of omissions.

PSLRA requires that in securities fraud actions, "the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C. § 78u-4(b)(2). Under Section 10b and Rule 10b-5, the required state of mind is "fraudulent intent." In re Carter-Wallace, Inc. Sec. Litig., 200 F.3d 36, 39 (2d Cir. 2000). A plaintiff may establish a strong inference of fraudulent intent "(a) by alleging facts to show that defendants had both motive and opportunity to commit fraud, or (b) by alleging facts that constitute strong circumstantial evidence of conscious misbehavior or recklessness." Shields v. Cititrust Bank Corp., 25 F.3d 1124, 1128 (2d Cir. 1994). Rule 9(b) of the Federal Rules requires that "the circumstances constituting fraud . . . be stated with particularity."[19]

Plaintiffs' scienter allegations are inadequately pleaded under both the "motive and opportunity" and "conscious misbehavior" theories. As stated above, the actions of Defendants for which Plaintiffs seek relief are not fraudulent, so it was not possible for Defendants to form "fraudulent intent." Furthermore, Plaintiffs allege that Defendants concealed their activities "because doing so ensured that more customers would invest in proprietary funds, thereby increasing the amount of money under management, which increases the Defendants' commissions, charges, advisory fees, distribution fees (12b-1 fees), administrative fees, and redemption fees." (Compl.¶ 97). However, allegations that defendants "stand[ ] to gain economically from fraud do not satisfy the heightened pleading requirements of Rule 9(b)." ABF Capital Management v. Askin Capital Management, L.P., 957 F.Supp. 1308, 1327 (S.D.N.Y.1997) (citing *Shields*, 25 F.3d at 1130). But see Baxter v. A.R. Baron & Co., No. 94 Civ. 3913(JGK), 1996 WL 586338, at *3 (S.D.N.Y. Oct.11, 1996) (finding motive properly pled in context of fraudulent misstatements where complaint contained allegations that broker "tout[ed] stock to the plaintiffs with false information because he would earn a commission on each such sale"). Plaintiffs only point to the economic gain disclosed in the prospectuses, and thus the amended complaint fails to allege adequately a motive.

Plaintiffs also fail to plead that defendants were conscious of any misbehavior. As stated above, defendants complied with the SEC's disclosure requirements in filling out their Forms N-1A, and no information that defendants failed to disclose was material. As stated in Geiger v.

[19] This particularity requirement also applies to claims under Sections 11 and 12(a)(2) Securities Act claims that sound in fraud. See Rombach v. Chang, 355 F.3d 164, 170 (2d Cir. 2004). However, plaintiffs expressly disclaim making any fraud allegations in their Securities Act claims.

Solomon-Page Group, Ltd., 933 F. Supp. 1180, 1191 (S.D.N.Y. 1996), "[i]t cannot be conscious misbehavior or recklessness for a defendant to fail to disclose in a prospectus information that is neither material nor required to be disclosed under applicable SEC regulations." Furthermore, defendants could reasonably believe that the law did not require disclosure of the allocation of differential broker compensation or sales contests. See Castillo, 1998 WL 342050. The SEC's ongoing rulemaking process with regard to the disclosure of mutual fund fee allocation also supports the reasonable belief that disclosure was not required. Given the defendants' compliance with the law, defendants could not possess the required intent or recklessness.

For the foregoing reasons, plaintiffs have failed to state causes of action under Section 10b of the Exchange Act, Rule 10b-5 promulgated thereunder, and Sections 11 and 12(a)(2) of the Securities Act. Because plaintiffs did not state underlying violations of the securities laws, their control person liability claims under Section 15 of the Securities Act and Section 20(a) of the Exchange Act also fail.

Investment Company Act

Plaintiffs seek to assert claims under Sections 34(b), 36(b), and 48(a) of the Investment Company Act (ICA). Whereas Section 36(b) of the ICA grants shareholders an express right of action, Sections 34(b) and 48(a) do not. Several courts have recently held that there is no implied private right of action under provisions of the Investment Company Act containing no express private right of action, such as Sections 34(b) and 48(a). See, e.g., In re Eaton Vance Mutual Funds Fee Litigation, 380 F. Supp. 2d 222 (S.D.N.Y. 2005); In re Davis Selected Mutual Funds Litig., Slip Copy, No. 04-Civ-4186 (MGC), 2005 WL 2509732 (S.D.N.Y. 2005); In re Mutual Funds Inv. Litigation, 384 F.Supp.2d 845, 868 (D. Md. 2005) (Sections 34(b) and 36(a)). In Eaton Vance, the court analyzed the ICA using the factors set out by the Second Circuit in Olmsted v. Pruco Life Ins. Co., 283 F.3d 429 (2d Cir. 2002): "1) whether the provision explicitly provides a private right of action; 2) whether the provision contains "rights-creating language" for those protected under the statute; 3) whether the statute has provided an alternative method of enforcement; and 4) whether Congress provided a private right of action for enforcement of any other section of the statute." Eaton Vance, 380 F. Supp. 2d at 231. The court held that all of these factors supported the conclusion of there being no private right of action under Sections 34(b), 36(a), and 48(a). I agree with this reasoning and hold that plaintiffs' 34(b) and 48(a) claims are dismissed for failure to state a cause of action.

Plaintiffs' derivative claims under § 36(b) of the ICA allege improper Rule 12b-1 fees, inappropriate use of soft dollars, and the payment of "excessive commissions" by MSIA and VKAM to MSDW "to compensate MSDW brokers for steering their clients to proprietary funds." Am. Compl. ¶ 106. Section 36(b) provides that a suit may be asserted against "the investment advisor of a registered investment company" for breach of fiduciary duty "in respect of ... compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person" by "a security holder of such registered investment company on behalf of such company." The Second Circuit held in Gartenberg that "[t]o be guilty of a violation of § 36(b) . . . the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt. Inc., 694 F.2d 923, 928 (2d Cir.1982). A court should consider all pertinent facts, including:

> (1) the nature and quality of the services provided by the advisers to the shareholders; (2) the profitability of the mutual fund to the advisor-manager; (3) "fall-out" benefits;[20] (4) the economies of scale achieved by the mutual fund and whether such savings were passed on to the shareholders; (5) comparative fee structures with other similar funds; and (6) the independence and conscientiousness of the mutual fund's outside trustees.

Yampolsky v. Morgan Stanley Inv. Advisers Inc., No. 03 Civ. 5710, 2004 WL 1065533, *1 (S.D.N.Y. May 12, 2004) (citing Gartenberg). At the pleading stage, plaintiffs must allege facts that, if true, would meet the Gartenberg factors. See, e.g., Krantz v. Prudential Invs. Fund. Mgmt., LLC, 305 F.3d 140, 143 (3d Cir. 2002); Yampolsky, 2004 WL 1065533 at *2.

Even under the liberal pleading standard of Rule 8 of the Federal Rules of Civil Procedure, Plaintiffs have not alleged facts sufficient to state a claim under § 36(b). Plaintiffs most specific pleading is that the *average* expense ratio[21] of Morgan Stanley funds was "almost

---

[20] "Fall-out benefits" means "benefits other than the advisory fee that accrue to the adviser or its affiliates as a result of the adviser's relationship with the fund." Levy v. Alliance Cap. Mgmt., 1998 WL 744005, at *2 (S.D.N.Y. Oct. 26, 1998).

[21] Expense ratio is the percentage of fund assets paid for expenses, other than brokerage costs:

> ~~There are several different types of costs associated with mutual funds. The costs that are~~ disclosed in the fund's prospectus include account-based costs, such as sales loads, and ongoing costs, disclosed as the fund's "expense ratio." Sales loads are a one-time fee, generally charged to an investor's account at the time of purchase or, in some cases, at the time of redemption. The expense ratio reflects the fund's annual operating expenses as a percentage of assets and is an ongoing charge. Unlike sales loads, the expenses included in the expense ratio are not charged directly to an investor's account, but are deducted from fund assets prior to earnings distributions

50% higher than the average expense ratio for non-Morgan Stanley Funds." Am. Compl. ¶ 93. With regard to the Rule 12b-1 plan, plaintiffs simply state in a conclusory manner that "there was no 'reasonable likelihood' that the plan would benefit the company and its shareholders" and that "economies of scale" created from increasing fees "were not passed on to Proprietary Funds investors."[22] Am. Compl. ¶ 103. Plaintiffs allege that "[t]he Investment Advisor Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Proprietary Funds investors for costs not covered by the Section 28(e) safe harbor."[23] Am. Compl. ¶ 41. These allegations are too vague and conclusory to meet the requirements of Gartenberg. Plaintiffs assert that the funds' directors "were captive to and controlled by Morgan Stanley and the Investment Advisor Defendants," Am. Compl. ¶ 109, but plaintiffs cite no particularized facts to support this allegation. Several of plaintiffs' other allegations are merely criticisms of the mutual fund industry and do not support a cause of action under § 36(b).

Taken together, plaintiffs' allegations simply do not indicate any "fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg, 694 F.2d at 928. In addition, as Judge Koetl held in Eaton Vance, "[t]he allegations that the defendants authorized improper 12b-1 fees, soft dollar payments, and commissions to brokers are insufficient to allege a claim under 36(b), which addresses only the negotiation and enforcement of payment

> to shareholders. The operating expenses include (1) the management or advisory fee, which is used to pay the adviser for managing the fund's investment portfolio, (2) 12b-1 fees, which are used to pay for distribution and marketing of fund shares, and (3) the administrative costs for operating the fund.

Practicing Law Institute, *Mutual Funds - In Crisis? Responses to Late Trading, Market Timing and Employee Trading*, PLI Order Number 3473, 1420 PLI/Corp 209, 220 (Jan. 2004).

[22] According to the prospectuses, many of the funds passed the economies of scale on to shareholders. These funds have "breakpoints," which means that the funds' management fees incrementally decrease as the assets under management increase.

[23] The statutory safe harbor provision reads:

> No person using the mails, or any means or instrumentality of interstate commerce, in the exercise of investment discretion with respect to an account shall be deemed to have acted unlawfully or to have breached a fiduciary duty under State or Federal law unless expressly provided to the contrary by a law enacted by the Congress or any State subsequent to June 4, 1975, solely by reason of his having caused the account to pay a member of an exchange, broker, or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of an exchange, broker, or dealer would have charged for effecting that transaction, if such person determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such member, broker, or dealer, viewed in terms of either that particular transaction or his overall responsibilities with respect to the accounts as to which he exercises investment discretion.

15 U.S.C. § 78bb(e)(1). Computers and software used for research are covered by the safe harbor. See SEC Release No. 23170, 17 CFR Part 241, 1986 WL 630442 (Apr. 23, 1986). Plaintiffs do not argue that the computers and software were not used for research.

arrangements between investment advisers and funds, not whether investment advisers acted improperly in the use of the funds."[24] 380 F. Supp. 2d at 237. Accordingly, plaintiffs' § 36(b) claim is dismissed. There being no pleading of an underlying ICA violation, the § 48(a) claim is also dismissed.

Investment Advisers Act

Defendants argue that plaintiffs' Investment Advisers Act (IAA) claims should be dismissed for several reasons, including failure to satisfy demand requirements. Section 206 of the IAA makes it unlawful for an investment advisor to, among other things, "employ any device, scheme, or artifice to defraud any client or prospective client" or "to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client." 15 U.S.C. § 80b-6 (1)-(2). Section 215 invalidates contracts that violate the IAA. See 15 U.S.C. § 80b-15. Rule 23.1 of the Federal Rules requires that the complaint in a derivative action "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors or comparable authority and, if necessary, from the shareholders or members, and the reasons for the plaintiff's failure to obtain the action or for not making the effort." Fed. R. Civ. P. 23.1. The demand requirements are determined by the laws of a fund's state of incorporation. See Kamen v. Kemper Fin. Servs., Inc., 500 U.S. 90, 98-101 (1991). The funds at issue were incorporated in Massachusetts, Maryland, Delaware, and Pennsylvania. Though the demand requirements of these states differ somewhat, all require that a plaintiff in a derivative action plead sufficient facts to show that he made a demand upon the board of a fund or that such a demand is excused.[25] Plaintiffs do not allege particularized facts

[24] But see In re AllianceBernstein Mut. Fund Excessive Fee Litig., No. 04 Civ. 4885, 2005 U.S. Dist. LEXIS 24263 (S.D.N.Y. Oct. 19, 2005) (holding, on the facts of the case, that a § 36(b) claim could proceed).

[25] Massachusetts, Maryland, and Delaware laws allow a plaintiff to plead "demand futility" as a means to excuse the failure to make a demand upon the board. Under Massachusetts law, demand may only be excused if either "a majority of directors are alleged to have participated in wrongdoing" or "are otherwise interested." Harhen v. Brown, 431 Mass. 838, 844 (2000). An "interested" director must either be "a party to the transaction," have a "business, financial, or familial relationship with a party to the transaction," have "a material pecuniary interest in the transaction or conduct (other than usual and customary directors' fees and benefits)," or be "subject to a controlling influence by a party to the transaction or conduct or a person who has a material pecuniary interest in the transaction or conduct." Id. at 843 n.5 (citing 1 ALI Principles of Corporate Governance: Analysis and Recommendations § 1.23 (1994)).

Under Maryland law, demand futility is a "very limited exception, to be applied only when the allegations or evidence clearly demonstrate, in a very particular manner, either that (1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation, or (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to showing that a given director is conflicted, but instead allege that the outside directors are conflicted because they receive compensation and that inside directors are conflicted because they are employed by defendant entities. Such compensation and employment arrangements are not sufficient to show that a board member is interested or conflicted.[26] Plaintiffs' attempt to tar all of the Morgan Stanley director defendants with the same overly-broad brush does not meet the requirements of Rule 23.1 and the laws of the funds' states of incorporation. Accordingly, plaintiffs' claims under the IAA are dismissed. See In re Eaton Vance, 380 F. Supp. 2d at 240 (dismissing IAA claim "[b]ecause the plaintiffs have failed to plead with particularity why demand was excused" under Massachusetts law); In re Davis, Slip Copy, No. 04-Civ-4186 (MGC), 2005 WL 2509732 at *4 ("[P]laintiffs' allegations that the director defendants were appointed by the investment adviser, had approved the challenged conduct, or had a financial interest in sitting on the board and in increasing the size of the funds, are insufficient to excuse demand under Maryland Law.").

Since all federal claims are being dismissed, I decline to exercise supplemental jurisdiction over plaintiffs' state law fraud claims. See In re Eaton Vance, 380 F. Supp. 2d at 242.

---

respond to a demand in good faith and within the ambit of the business judgment rule." Werbowsky v. Collomb, 362 Md. 581, 620. (2001).

Under Delaware law, demand is excused only if "under the particularized facts alleged, a reasonable doubt is created that: (1) the directors are disinterested and independent and (2) the challenged transaction was otherwise the product of a valid exercise of business judgment." Aronson v. Lewis, 473 A.2d 805, 814 (Del. 1984).

Pennsylvania takes a distinct approach as compared to the above three states. Under Pennsylvania law, "[d]emand on the board is excused only if the shareholder shows that irreparable injury to the corporation would otherwise result, and then demand should be made promptly after commencement of the action." Drain v. Covenant Life Ins. Co., 712 A.2 273, 278 (Pa. 1998). Plaintiffs have not made any such demand, nor have they alleged facts sufficient to show irreparable harm to a fund.

[26] See Demoulas v. Demoulas Super Markets, Inc., No. 033741BLS, 2004 WL 1895052, at *15 (Mass. Super. Aug. 2, 2004) ("The mere fact that directors were selected, nominated and elected by a particular shareholder has long been rejected as insufficient to establish a director's lack of independence or disinterestedness."); Scalisi v. Fund Asset Mgmt. LP, 380 F.3d 133, 140 (2d Cir. 2004) ("Maryland law does not support Plaintiffs' argument that, because the MLF directors were appointed by ML, they had a powerful self-interest not to authorize a suit by MLF against an ML entity for fear they would lose their highly remunerative positions."); Beam ex rel. Martha Stewart Living Omnimedia, Inc. v. Stewart 833 A.2d 961 (Del. Ch. 2003) ("[I]t is not obvious from the allegations that [the outside directors'] compensation would be sufficient to entice any of the outside directors to ignore fiduciary duties to MSO and its shareholders."); Cuker v. Mikalauskas, 35 Pa. D. & C.4th 87 (Pa.Com.Pl. 1998) (holding that a special litigation committee comprised of outside directors was not "incapable of disinterested or independent action," though some members served on the board during the alleged wrongdoing, served on other "business and charitable boards" with defendants, and were appointed to the committee by a defendant).

In conclusion, it is unnecessary to address defendants' numerous other arguments in support of dismissal. For the foregoing reasons, defendants' Motion to Dismiss is granted in its entirety.

So Ordered.

Dated April 14, 2006

U.S.D.J.

60

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

IN RE MORGAN STANELY AND VAN KAMPEN MUTUAL FUND SECURITIES LITIGATION

MEMORANDUM & ORDER
03 Civ. 8208 (RO)

OWEN, DISTRICT JUDGE:

Class plaintiffs sue on behalf of persons who, between October 1, 1999 and November 17, 2003, held or purchased shares of Morgan Stanley or Van Kampen mutual funds. Plaintiffs move to for leave to supplement their Consolidated Amended Complaint ("current complaint"), originally filed on April 16, 2004, based on supposedly "new" information gleaned from disclosures made by various regulatory agencies subsequent to the filing.[1]

Plaintiffs move to supplement under Rule 15(d) of the Federal Rules of Federal Procedure, which reads in relevant part: "Upon motion of a party the court may, upon reasonable notice and upon such terms as are just, permit the party to serve a supplemental pleading setting forth transactions or occurrences or events which have happened since the date of the pleading sought to be supplemented." Leave to supplement under Rule 15(d), as with leave to amend under Rule 15(a), should "be freely given when justice so requires." *Novak v. National Broadcasting Co., Inc.*, 724 F.Supp. 141, 145 (S.D.N.Y. 1989). If the requirements of the rule are met, "leave to supplement should be freely granted '[i]n the absence of any apparent or declared reason-such as undue delay, bad faith or dilatory motive on the part of the movant.'" *Id.* (quoting *Foman v. Davis*, 371 U.S. 178, 182 (1962)), *rev'd on other grounds*, 945 F.2d 53 (2d Cir. 1991).

[1] The facts of the case are set forth more fully in my contemporaneously-issued opinion addressing defendants' motions to dismiss.

In the current complaint, plaintiffs allege that defendants operated a secret compensation scheme for mutual fund brokers through two structured programs, the "Asset Retention Program" and the subsequent "Partners Program," wherein over a dozen mutual fund families—not limited to those proprietary to defendants—would pay Morgan Stanley Dean Witter (MSDW) to steer customers into those funds. Plaintiffs refer to these programs as "shelf space" arrangements. Plaintiffs' allegations are primarily based upon the SEC's findings in conjunction with a settlement agreement executed with MSDW, Order, Securities Act Release No. 8339, Exchange Act Release No. 48789, 81 S.E.C. Docket 1993, 2003 WL 22703073 (Nov. 17, 2003), (hereinafter "SEC Settlement"), and upon the NASD's September 15, Letter of Acceptance, Waiver, and Consent (hereinafter "NASD AWC"). These documents are incorporated by reference in the current complaint. Plaintiffs' supplemental complaint would vastly expand the current class to include the shareholders/purchasers of shares of thirteen other fund families that allegedly participated in the broker compensation programs. The supplemental complaint also drops certain causes of action and defendants.

There are several reasons to deny plaintiffs' motion. First, the purportedly "new" information—the involvement of non-proprietary funds in the shelf space arrangements—was knowable by plaintiffs and known to plaintiffs' counsel prior to the filing of the current complaint. *See, e.g.*, SEC Settlement ¶ 6 ("Fourteen (14) mutual fund complexes . . . participated in the Asset Retention Program. Two of the participating fund complexes were Morgan Stanley DW affiliated or proprietary fund complexes and twelve were external or non-proprietary fund complexes . . . ."). Indeed, plaintiffs' counsel filed lawsuits, based on participation in these same shelf space programs, against every single one of the non-proprietary funds named in the supplemental complaint.[2] The complaints in those suits also largely relied on the SEC Settlement and NASD AWC and did not, but could have, named MSDW as a defendant. But plaintiffs argue nonetheless that "new facts . . . "underscoring the materiality" of the shelf space programs emerged through various governmental enforcement actions, namely the SEC enforcement action against PIMCO, brought September 15, 2004; the California Attorney General's enforcement action against PIMCO, brought the same day; that Attorney General's enforcement action against Franklin Templeton Distributors, Inc., brought November 17, 2004; the SEC settlement with Franklin, announced December 13, 2004; and an SEC enforcement action against Edward D. Jones & Co., brought December 22, 2004, and subsequent disclosures made by Edward Jones pursuant to an SEC settlement agreement. *See* Plaintiffs' Mem. at 1-2. Although these events may have added detail about the shelf space arrangements, the non-proprietary funds' involvement was known much earlier. Plaintiffs' attorneys clearly knew enough about these funds' involvement to file multiple detailed complaints throughout the country, prior to the events described above. The various enforcement actions and releases are not "transactions or occurrences or events which have happened since the date of the pleading sought to be supplemented," as required under Rule 15(d); they are merely further evidence of what was widely known when the current complaint was filed. Even if I were

[2] Hays v. Mellon Financial Corporation, et al., No. 04-0128 (W.D. Penn. 2004); Ira v. The PNC Financial Services Group, Inc. et al., No. 04-0164 (W.D. Penn. 2004); Bellikoff v. Eaton Vance Corp. et al. (S.D.N.Y. 2004); Ira v. Allianz Dresdner Asset Management of America L.P., et al. (D. Conn. 2004); Ira v. Franklin Resources, Inc. et al., Civ. Action No. 04-982 (JLL) (D.N.J. 2004); Walker v. Deutsche Bank AG, et al., No. 04-cv-1921 (S.D.N.Y. 2004); Forsythe v. MFS Capital Opportunities Fund et al., No. 04-10584 (NG) (D. Mass. 2004); Ira v. Davis Investments, LLC et al., No. 04-cv-4186 (MGC) (S.D.N.Y. 2004); Smith v. Wachovia Corp. et al., No. 04-cv-4453 (S.D.N.Y. 2004); Aucoin v. Alliance Capital Mgmt. L.P. et al., No. 04-cv-4885 (S.D.N.Y. 2004); Boyce v. AIM Management Group Inc., et al., No. 04-2587 (S.D. Tex. 2004); Gilliam v. Fidelity Mgmt. And Research Co., et al., No. 04-11600 (RGS) (D. Mass. 2004); Segel v. Putnam Inv. Mgmt. Inc., NO. 04-10169 (RWK) (D. Mass. 2004).

to treat this motion as a Rule 15(a) motion for leave to amend, the motion is brought after an inordinate delay and should therefore be denied. *Foman*, 371 U.S. at 182.

Second, the proposed complaint would add vast numbers of new plaintiffs. Plaintiffs have not made a showing that they have standing to pursue claims on behalf of the proposed new plaintiffs. Therefore, under the Private Securities Litigation Reform Act, ("PSLRA), the new plaintiffs would have to be given notice of the suit and have the opportunity to file motions to be designated lead plaintiff. 15 U.S.C. § 78u-4(a)(3)(A)(i), (B). At this late date, the delay created by the new notice, and the inevitable briefing that would result, would prejudice defendants and squander judicial resources.

Third, the new classes of plaintiff are not prejudiced by a denial of the motion, as they are free to bring suit against MSDW and the other defendants as they see fit.[3]

Fourth, plaintiffs' argument that the defendants would benefit somewhat from the supplemental complaint, because certain claims and defendants are dropped, is a makeweight argument. If plaintiffs wish to drop claims and defendants, they can do so apart from the present motion.

Fifth, granting leave to supplement or amend would likely be futile. *See In re Eaton Vance Mutual Funds Fee Litigation*, 04 Civ. 1144 (JGK) (S.D.N.Y. Dec. 6, 2005).

Defendants' additional arguments for denying the motion need not be considered. The motion is denied in its entirety.

The foregoing is So Ordered.

April 14, 2006

U.S.D.J.

[3] However, defendants assert that these claims would be time-barred.

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-5424
Branchts

SEC MAIL RECEIVED PROCESSING
MAY 09 2006
WASH., D.C. 213 SECTION

May 4, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Notice of Dismissal** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland* and *Darrell V. McGraw, Jr., Attorney General of the State of West Virginia v. AIM Advisors, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\W Virginia v AIM\Correspondence\L-050406SEC.doc
050406 (1) vtt

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 No. 1:05-cv-02876-JFM
This Document Relates To: *McGraw v. AIM Advisors, Inc., et al*	

NOTICE OF DISMISSAL

Pursuant to Federal Rule of Civil Procedure 41(a)(1), plaintiff Darrell V. McGraw, Jr., Attorney General of the State of West Virginia, hereby voluntarily dismisses, without prejudice, the action captioned *McGraw v. AIM Advisors, Inc. et al.*, and assigned case number 1:05-cv-02876-JCM.

Date: April 14, 2006

Respectfully submitted,

Anthony J. Majestro
Special Assistant Attorney General
Powell & Majestro, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, West Virginia 25301
(304) 346-2889

Attorneys for Plaintiff, Darrell V. McGraw, Jr.

AIM® INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING RECEIVED APR 17 2006 WASH, D.C. 192 SECTION

April 12, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-041206SEC.doc
041206 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Further Supplemental Response to Plaintiffs' Motion For Leave to Submit Supplemental Authority** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated, Plaintiff, vs. **A I M MANAGEMENT GROUP, INC.**, et al., Defendants.	:	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

FURTHER SUPPLEMENTAL RESPONSE TO PLAINTIFFS' MOTION FOR LEAVE TO SUBMIT SUPPLEMENTAL AUTHORITY

POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634

GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268

Attorneys for Defendants A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191

Attorneys for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley, Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

Judge Lancaster of the Western District of Pennsylvania has now dismissed the § 36(b) claim in *In re Dreyfus Mutual Funds Fee Litig.*, 04-0128, on the ground that a § 36(b) claim can only be brought as a derivative action on behalf of a fund, and not as a class action. We enclose Judge Lancaster's Memorandum and Order (filed on April 10, 2006) directing the Clerk of Courts to mark the case closed.

Dated: April 11, 2006

Respectfully submitted,

POLLACK & KAMINSKY

by: s/ Daniel A. Pollack
Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

MAYER, BROWN, ROWE & MAW LLP

by: s/ Charles Kelley
Charles Kelley, Esq.
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

GIBBS & BRUNS, LLP

by: s/ Michael K. Oldham
Michael K. Oldham, Esq.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

Attorneys for Defendants
A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP

by: s/ Paul D. Flack
Paul D. Flack, Esq.
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants
Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley, Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

In re DREYFUS MUTUAL FUNDS FEE LITIGATION	)	Master File 04-0128

MEMORANDUM

Gary L. Lancaster,
District Judge.

April 7, 2006

This is a putative class action in securities fraud. Plaintiffs, Vera A. Hays and Noah Wortman, allege that defendants, investment advisors and distributors of Dreyfus brand mutual funds, engaged in fraudulent fee arrangement schemes in violation of federal and state law. Plaintiffs seek to recover the wrongfully charged fees. Plaintiffs' section 36(b) and 48(a) claims under the Investment Company Act are the only claims that remain following this court's previous ruling on various motions to dismiss. The Dreyfus Defendants have now filed a motion for judgment on the pleadings arguing that these remaining claims are not sustainable because a section 36(b) claim must be asserted derivatively and a section 48(a) claim cannot survive without a viable primary violation under section 36(b).

For the reasons that follow, the motion will be granted.

I. BACKGROUND

Plaintiffs asserted this case primarily as a putative class action on behalf of all persons who held shares in approximately 155 Dreyfus brand mutual funds during the period January 30, 1999 to November 17, 2003. In short, plaintiffs alleged that defendants participated in an undisclosed mutual fund kick-back scheme through which defendants obtained substantial payments as a result of pushing Dreyfus brand mutual funds on unwitting investors. Plaintiffs' original complaint asserted ten causes of action against five groups of defendants. Each group of defendants filed motions to dismiss which resulted in eight of the ten counts, and several defendants, being dismissed.

Only two counts remained following our ruling on the motions to dismiss: (1) a claim for breach of fiduciary duty against the Investment Advisor Defendants and Dreyfus Service Corporation under section 36(b) of the Investment Company Act [Count III]; and (2) a section 48(a) "control person" claim, based on the alleged section 36(b) violations, against the Parent Companies [Count IV]. Various defendants, including the Dreyfus Defendants, had previously moved to dismiss the section 36(b) claim on the ground that plaintiffs had failed to plead sufficient facts. However, we found that under Rule 12(b)(6)'s deferential standard, plaintiffs had sufficiently pled a cause of action under section 36(b). No defendant previously moved to dismiss the section 36(b) claim on the ground that it should have been brought derivatively.

The Parent Companies, Investment Advisor Defendants, and Dreyfus Service Corporation ("the Dreyfus Defendants") have now moved for judgment on the pleadings on these two remaining claims. The Dreyfus Defendants now contend that a section 36(b) claim can *only* be brought derivatively, and *not* as a class action, as plaintiffs have asserted it in this case. The Dreyfus Defendants further argue that a defective section 36(b) claim cannot support liability under section 48(a). Plaintiffs take the position that this court has already decided that the section 36(b) claims in this case can be brought directly. If this issue is to be decided now, plaintiffs argue that there is ample case law to support their contention that a section 36(b) claim can be brought directly, and as a class action.

II. STANDARD OF REVIEW

A Rule 12(c) motion is designed to provide a means of disposing of cases when the material facts are not in dispute and judgment on the merits may be achieved by focusing on the content of the pleadings and any facts of which the court may take judicial notice. See 5C Charles Alan Wright & Arthur R. Miller,

Federal Practice & Procedure § 1367 (3d ed. 2004). A motion for judgment on the pleadings may be made at any time after the pleadings are closed. Unlike a motion under Rule 12(b), a motion under Rule 12(c) theoretically is directed toward a determination of the substantive merits of the controversy and consequently, such motion should be granted only where it is clear that the merits of the controversy can be fairly and fully decided in such a summary manner. Shelly v. Johns-Manville Corp., 798 F.2d 93, 94 (3d Cir. 1986).

In ruling on a Rule 12(c) motion, the court is required to view the allegations of the complaint as true and the facts presented in the pleadings and the inferences to be drawn therefrom in the light most favorable to the nonmoving party. Soc'y Hill Civic Ass'n v. Harris, 632 F.2d 1045, 1054 (3d Cir. 1980).

III. DISCUSSION

As an initial matter, we find that, contrary to plaintiffs' contentions, this court has not previously issued a ruling on whether or not a section 36(b) claim is derivative. We have re-reviewed the various motions to dismiss and find that no defendant argued for dismissal of plaintiffs' section 36(b) claim on the ground that it should have been brought derivatively. Nor would we consider anything in this court's prior opinion, which plaintiff does not even cite, let alone meaningfully discuss, Daily Income Fund, Inc. v. Fox, 464 U.S. 523 (1984) and Kamen v. Kemper Financial Services, Inc., 500 U.S. 90, 108 (1991), which both parties agree are central to resolving this issue, to qualify as a sua sponte ruling on the matter.

As such, we must examine this issue in the first instance under the appropriate standards summarized above. Upon doing so, we conclude that a cause of action under section 36(b) must be brought derivatively. Therefore, we grant defendants' motion for judgment on the pleadings. The Supreme Court has examined the nature of section 36(b) claims several times and has held that while section 36(b) claims are not derivative for purposes of Rule 23.1 of the Federal Rules of Civil Procedure, which requires pre-suit demand on the board of directors, they are derivative, in the general sense of the word, because they are asserted on behalf of all shareholders and result in no direct benefit to the individual plaintiff shareholders.

In Burks v. Lasker, 441 U.S. 471, 484 (1979), the Supreme Court characterized section 36(b) as providing for "derivative suits charging breach of fiduciary duty with respect to adviser's fees." While the Supreme Court's opinion in Daily Income Fund may not benefit from such clarity of language,[1] it holds that

[1] In the same opinion, the Court characterizes section 36(b) claims as both "not a 'derivative (continued...)

although section 36(b) claims are not derivative for purposes of Rule 23.1, they are derivative as the term is generally understood. Daily Income Fund, 464 U.S at 533-34 nn.8 & 10, 535 n. 11. Finally, in Kamen v. Kemper Financial Services, Inc., 500 U.S. 90, 108 (1991), although the Supreme Court summarized its decision in Daily Income Fund as being that "a shareholder action 'on behalf of' the company under section 36(b) is direct rather than derivative...," it went on to state that the importance of this characterization is that pre-suit demand under Rule 23.1 is not required.

In these decisions, the Court either uses the same word, "derivative", to refer to two different things, or uses the term "direct" to refer to a subclass of derivative suits. In that light, there are: (1) derivative suits, as that phrase is traditionally understood; and (2) a subclass of such traditional derivative suits, sometimes described as a "private right of derivative action"[2], i.e., Rule 23.1 derivative suits which are those in which a shareholder claims a right that could have been, but was not, asserted by the corporation, and which require pre-suit demand on the board of directors. With that understanding

[1](...continued)
action'" and "undeniably 'derivative'". Daily Income Fund, 464 U.S at 533-34 nn.8 & 10, 535 n. 11.

[2] Olmstead v. Pruco Life Ins. Co. of New Jersey, 283 F.3d 429, 433 (2d Cir. 2002).

of the Court's language, we find that these Supreme Court cases establish that section 36(b) claims do not fall into the subclass of Rule 23.1 derivative suits, but are, nevertheless, derivative suits.

Even though the holdings of these Supreme Court cases becomes clear when viewed in that light, there are district court decisions allowing section 36(b) claims to proceed as direct actions, albeit without much analysis or discussion of the issue. See Forsythe v. Sun Life Fin., Inc., 2006 WL 148935, *1 (D. Mass. Jan. 19, 2006); In re Mut. Funds Inv. Litig., 384 F.Supp.2d 845, 867 n.22 (D. Md. 2005); Wicks v. Putnam Inv. Mgmt., LLC, 2005 WL 705360, *2-3 (D. Mass. Mar. 28, 2005); Krantz v. Fidelity Mgmt. & Research Co., 98 F.Supp.2d 150, 157-58 (D. Mass. 2000).

Notwithstanding these cases, the weight of recent authority examining the issue closely, has held, in accordance with Supreme Court precedent, that section 36(b) claims must be brought derivatively. Olmstead v. Pruco Life Ins. Co. of New Jersey, 283 F.3d 429, 433 (2d Cir. 2002); In re Am. Mut. Funds Fee Litig., CV 04-5593 (C.D. Cal. Dec. 16, 2005); In re Franklin Mut. Funds Fee Litig., 388 F.Supp.2d 451, 468 (D.N.J. 2005); In re Lord Abbett Mut. Funds Fee Litig., 407 F.Supp.2d 616, 633 (D.N.J. 2005); Mutchka v. Harris, 373 F.Supp.2d 1021, 1025 (C.D. Cal. 2005); In re Eaton Vance Mut. Funds Fee Litig., 403 F.Supp.2d 310, 320

(S.D.N.Y. 2005). We agree with the reasoning and analysis in these latter decisions.

An action under section 36(b) for breach of fiduciary duties "...may be brought...by the Commission, or by a security holder of such registered investment company on behalf of such company." 15 U.S.C.A. §80a-35(b). Such an action is brought "on behalf of" the investment company to address a wrong to the company's shareholders. It is not brought independently to recover damages to compensate for a personal wrong to an individual shareholder.

Whether plaintiffs' claims are direct or derivative is a question of state law. Kamen, 500 U.S. at 108. A court must look to the state of incorporation. Id. at 108-09. Under Maryland law[3], claims are direct if the shareholder's injury is distinct from the injury suffered by the corporation. Tafflin v. Levitt, 608 A.2d 817, 820 (Md. App. 1991); Strougo v. Bassini, 282 F.3d 162, 171 (2d Cir. 2002). Plaintiffs' section 36(b) claims allege no injury distinct from the harm suffered by the funds[4] themselves. Plaintiffs were harmed only because the value

---

[3] The two funds owned by plaintiffs are Maryland corporations.

[4] The fact that plaintiffs are holders in mutual funds, rather than shareholders in a corporation does not change the analysis. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 733 (3d Cir. 1970).

of their mutual fund holdings decreased as a result of the allegedly excessive fees. We find that under state law, plaintiffs' section 36(b) claims are derivative.

When this state law analysis is combined with the Supreme Court decisions discussed above, we conclude that plaintiffs' section 36(b) claims are derivative in nature. Because they are derivative, the section 36(b) claims cannot be asserted as class action claims. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 734-37 (3d Cir. 1970). Count III asserts section 36(b) claims directly, on behalf of a class. Because, even when viewed in the light most favorable to plaintiffs, the material facts are not in dispute and judgment on the merits can be achieved by focusing on the content of the pleadings, judgment on the pleadings is appropriate. Judgment on Count III will be entered in favor of defendants.

Because the section 36(b) claim has not survived, plaintiffs' section 48(a) claim must also fail. Section 48(a) does not provide an independent basis for liability. Judgment on the pleadings in favor of defendants is also appropriate on Count

The appropriate order follows.

IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

In re DREYFUS MUTUAL FUNDS FEE LITIGATION	)	Master File 04-0128

ORDER

Therefore, this 7th day of April, 2006, IT IS HEREBY ORDERED that the Dreyfus Defendants' Motion for Judgment on the Pleadings [doc. no. 61] is GRANTED;

Judgment shall be entered in favor of the Investment Advisor Defendants and Dreyfus Service Corporation on Count III and in favor of the Parent Companies on Count IV.

The Clerk of Courts is directed to mark this case closed.

BY THE COURT:

[signature], J.

cc: All Counsel of Record

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-5424
Branch 11

SEC MAIL RECEIVED PROCESSING
APR 17 2006
WASH. D.C. 192 SECTION

April 11, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Statement of Defendants-Appelles T. Rowe Price And AIM On The Effect Of *Dabit* On This Case** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Appeal\Corr\L-041106SEC.doc
041106 (1) vtt

UNITED STATES COURT OF APPEALS
FOR THE SEVENTH CIRCUIT
CHICAGO, ILLINOIS 60604

T. K. PARTHASARATHY, EDMUND WOODBURY, STUART A. SMITH and SHARON SMITH, Plaintiffs-Appellants, Nos. 05-3548 and 05-3585 v. T. ROWE PRICE INTERNATIONAL FUNDS INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and A I M ADVISORS, INC., Defendants-Appellees.	Appeals from the United States District Court for the Southern District of Illinois Nos. 03 C 673 05 C 302 David R. Herndon, Judge

STATEMENT OF DEFENDANTS-APPELLEES T. ROWE PRICE AND AIM[1] ON THE EFFECT OF *DABIT* ON THIS CASE

1. Dabit, we respectfully submit, disposes of the appeal in this case. In Dabit, the Supreme Court gave an unqualified endorsement of Kircher II decided by this Court. In rejecting the Opinion of the Second Circuit and endorsing the Opinion of the Seventh Circuit, Justice Stevens wrote (2006 WL 694137, at *2 (March 21, 2006)):

> The background, the text, and the purpose of SLUSA's pre-emption provision all support the broader interpretation adopted by the Seventh Circuit.

[1] T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc., are collectively referred to as "T. Rowe Price" and "AIM" respectively.

At a later point in the Opinion, Justice Stevens wrote (at *4):

> The magnitude of the federal interest in protecting the integrity and efficient operation of the market for nationally traded securities cannot be overstated.

At a still later point in the Opinion, Justice Stevens wrote (at *8):

> The presumption that Congress envisioned a broad construction follows not only from ordinary principles of statutory construction but also from the particular concerns that culminated in SLUSA's enactment. A narrow reading of the statute would undercut the effectiveness of the 1995 Reform Act and thus run contrary to SLUSA's stated purpose, viz., "to prevent certain State private securities class action lawsuits alleging fraud from being used to frustrate the objectives" of the 1995 Act. SLUSA § 2(5), 112 Stat. 3227. As the *Blue Chip Stamps* Court observed, class actions brought by holders pose a special risk of vexatious litigation. 421 U.S., at 739. It would be odd, to say the least, if SLUSA exempted that particularly troublesome subset of class actions from its pre-emptive sweep. See *Kircher*, 403 F.3d, at 484.

It is hard to imagine a stronger affirmation of the principles of Kircher II than the one provided by Justice Stevens writing for a unanimous Supreme Court in Dabit.

2. What did Kircher II, endorsed by Dabit, hold and how does that holding impact the appeal in this case? Kircher II held that Congress intended to bar state-law based class actions, both in State and Federal courts, if they involve "covered class actions" and meet certain other conditions, all of which are indisputably met in this case. The allegations in this case are the same as those which this Court, in Kircher II, found were barred by SLUSA. From this, it follows that Kircher II, endorsed by Dabit, requires the affirmance of the dismissal of this case.

3. Even if this Court were to rule that the mandate in Kircher II did not cover the AIM and T. Rowe Price Defendants (since they did not appeal the remand),[2] Dabit would still require dismissal of the case against them because of their subsequent proper removal of this case under the SLUSA removal provision, which has no time limitation. In any event, since a State court would, of course, be bound by the Supreme Court's ruling in Dabit[3], to remand this case to the District Court which might then remand the case to the State court is to do a totally futile act, since the State court would, itself, be bound to dismiss the case under the teaching of Dabit and Kircher II. See: Asarco, Inc. v. Glenara, Ltd., 912 F.2d 784, 787 (5th Cir. 1990), where the Fifth Circuit Court of Appeals affirmed a district court's decision to dismiss, rather than remand an action (which allegedly had been improperly removed), since to remand would have led to wasteful proceedings in the State court, explaining:

> Plaintiffs contend that the state action should have been remanded because defendants cited erroneous grounds for removal in their removal petition. We need not decide that issue. Were the state action remanded, the Louisiana courts would be bound by our ruling that defendants had insufficient contacts with Louisiana to satisfy the federal due process clause requisites for personal jurisdiction. A remand thus would be a futile gesture, wasteful of scarce judicial resources, an exercise in which we decline to engage."

Accord: Haggert v. Hamlin, 25 F.3d 1037 (Table), 1994 WL 251067 at *1 (1st Cir. 1994) (despite the defendants' failure to comply with § 1446(b), dismissal was proper because "remand would be unquestionably futile" as the state court would have to grant summary judgment to defendant).

---

[2] For case law supporting the District Court's dismissal of the claims against T. Rowe Price and AIM in accordance with the mandate of Kircher II, see Daniels v. Gilbreath, 668 F.2d 477, 480 (10th Cir. 1982) (dismissal of claims "against the non-appealing as well as against the appealing defendant"). See also: Young Radiator Co. v. Celotex Corp., 881 F.2d 1408, 1417 (7th Cir. 1989) (distinguishing that case from the situation where reversal negated all grounds for recovery against a non-appealing as well as an appealing defendant) (dictum).

[3] 18 Moore's Federal Practice, § 134.02[4][b], Matthew Bender 3d ed. ("All state courts owe obedience to the Supreme Court in matters of federal law...").

4. It follows from the above that the Order of Dismissal of the District Court in this case should be affirmed in all respects.

Dated: April 4, 2006

Respectfully submitted,

POLLACK & KAMINSKY
Attorneys for Defendants-Appellees
T. Rowe Price International Funds, Inc.,
T. Rowe Price International, Inc.,
AIM International Funds, Inc. and
A I M Advisors, Inc.

in Nos. 05-3548
05-3585

by: Daniel A. Pollack
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700

-and-

ARMSTRONG TEASDALE, LLP

by: Frank N. Gundlach
Frank N. Gundlach
Jacqueline Ulin Levey
One Metropolitan Square
Suite 2600
St. Louis, MO 63102-2740
Tel.: (314) 621-5070

40-33

811-3426
Branch 18

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECEIVED
APR 1 9 2006
SEC MAIL PROCESSING
WASH, D.C. 203 SECTION

April 7, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-040706SEC.doc
040706 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Supplemental Response to Plaintiffs' Motion For Leave to Submit Supplemental Authority in Support of Plaintiffs' Opposition to Defendants' Motions to Dismiss** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated,	:	Civil Action No. 04cv2587 (Consolidated)
Plaintiff,	:	Judge Keith P. Ellison
vs.	:	
A I M MANAGEMENT GROUP, INC., et al.,	:	
Defendants.	:	

SUPPLEMENTAL RESPONSE TO PLAINTIFFS'
MOTION FOR LEAVE TO SUBMIT SUPPLEMENTAL AUTHORITY

Judge Rakoff has withdrawn his earlier Opinion sustaining the § 36(b) claim in *In re Oppenheimer Funds Fee Litig.*, and has dismissed the § 36(b) claim with prejudice. Enclosed is his Memorandum Order dated April 5, 2006. Also enclosed is a copy of the Opinion in *In re Evergreen Mutual Funds Fee Litig.*, No. 04 Civ. 4453 (S.D.N.Y. March 24, 2006) (Sweet, J.), dismissing the § 36(b) claim in that case.

Dated: April 6, 2006

Respectfully submitted,

POLLACK & KAMINSKY

by: S/ Daniel A. Pollack
Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

MAYER, BROWN, ROWE & MAW LLP

by: S/ Charles Kelley
Charles Kelley, Esq.
700 Louisiana St., Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

GIBBS & BRUNS, LLP

by: S/ Michael K. Oldham
Michael K. Oldham, Esq.
1100 Louisiana St., Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

Attorneys for Defendants
A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

- and-

NICKENS KEETON LAWLESS FARRELL & FLACK LLP

by: S/ Paul D. Flack
Paul D. Flack, Esq.
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants
Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

CERTIFICATE OF SERVICE

The undersigned hereby certifies that on this 6th day of April, 2006, a true and correct copy of the foregoing Supplemental Response to Plaintiffs' Motion for Leave to Submit Supplemental Authority was served via electronic mail on the attorneys listed below:

Michael R. Reese, Esq.
MILBERG WEISS BERSHAD
& SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212)868-1229
mreese@milbergweiss.com

Stephen D. Susman, Esq.
Carolyn Courville, Esq.
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone: (713) 651-9366
Facsimile: (713)654-6666
SSusman@SusmanGodfrey.com
ccourville@SusmanGodfrey.com

Robert S. Gans, Esq.
Jerald D. Bien-Willner, Esq.
BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323
Robert@blbglaw.com
JerryB@blbglaw.com

ATTORNEYS FOR PLAINTIFFS

By: /S/
Charles S. Kelley

24580913

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

IN RE OPPENHEIMER FUNDS FEES LITIGATION	04 Civ. 7022 (JSR)
This document relates to:	MEMORANDUM ORDER
All Actions	

JED S. RAKOFF, U.S.D.J.

By Memorandum Order dated March 10, 2006, the Court dismissed all the claims and defendants in this case except plaintiffs' claim that OppenheimerFunds, Inc. and OppenheimerFunds Services (collectively, the "Adviser Defendants") violated § 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), by charging excessive fees to various Oppenheimer Funds, of some of which plaintiffs are shareholders. The Adviser Defendants now move for reconsideration on the ground, inter alia, that the Court's conclusion that paragraph 220 of the Second Consolidated Amended Class Action Complaint (the "Complaint") made out such a claim overlooked the fact that the theory of why the fees were "excessive," as alleged in that paragraph, was not one permitted by law.

The briefing of the instant motion, and, more particularly, oral argument of the motion for reconsideration held on March 29, 2006, have now made clear that, even though paragraph 220 of the Complaint alleges that the advisory fees were "excessive," the only theory of excessiveness alleged in that paragraph posits an unusual meaning of that word: specifically, plaintiffs contend that increases in advisory fees that are added, not for the purpose of benefitting the Funds, but in order (as alleged) to create a slush fund to bribe brokers for the benefit of the Adviser Defendants and their affiliates, are "excessive" per se. See transcript, 3/29/06, at 23-25. But § 36(b) creates no such per se rule. Rather, as elucidated by the Court of Appeals in Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923 (2d Cir. 1982), the test is basically an economic one, i.e., that the fees charged must be materially disproportionate to the services rendered. Id. at 928. Plaintiffs' failure to make any specific factual allegations as to why the added amounts render the advisory fees, as an economic matter, disproportionate to the services rendered is fatal to the claim set forth in paragraph 220, which therefore must be dismissed. See, e.g., Smith v. Local 819 I.B.T. Pension Plan, 291 F.3d 236, 240 (2d Cir. 2002).[1] Further, the dismissal must be with prejudice because plaintiffs, in what is, as noted, a Second Consolidated Amended Class Action Complaint, have had ample opportunity to adequately plead any such allegations, if they could.

---

[1] Although plaintiffs, at oral argument, sought to overcome this deficiency by reference to paragraph 150 of the Complaint, where it is alleged that the Adviser Defendants did not pass on to the Funds certain economies of scale that they purportedly realized, these allegations were not made in the context of the claim advanced in paragraph 220 and, in any case, are belied by the underlying public documents implicitly referenced in paragraph 150, of which the Court may take notice on this motion. See Chambers v. Time Warner, Inc., 282 F.3d 147, 152-53 (2d Cir. 2002); see also transcript, 3/29/06, at 6-8.

Accordingly, upon reconsideration, the Court hereby dismisses count 3 with prejudice. As a consequence, the Clerk is directed to close docket document number 65 and enter judgment dismissing the entire complaint with prejudice.

SO ORDERED.

JED S. RAKOFF, U.S.D.J.

Dated: New York, New York
April 5, 2006

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

---------------------------------------X

In re:

EVERGREEN MUTUAL FUNDS FEE LITIGATION

THIS DOCUMENT APPLIES TO ALL ACTIONS

---------------------------------------X

04 Civ. 4453 (RWS)

OPINION

3/24/06

A P P E A R A N C E S:

Attorneys for Plaintiffs:

MILBERG WEISS BERSHAD & SCHULMAN
One Pennsylvania Plaza
New York, NY 10119-0165
By: JEROME M. CONGRESS, ESQ.
MICHAEL R. REESE, ESQ.
KIM E. MILLER, ESQ.
Of Counsel

WOLF POPPER
Plaintiffs' Co-Lead Counsel
845 Third Avenue
New York, NY 10022
By: MARIAN P. ROSNER, ESQ.
MICHAEL A. SCHWARTZ, ESQ.
JAMES A. HARROD, ESQ.
Of Counsel

STULL, STULL & BRODY
Six East 45th Street
New York, NY 10017
By: JULES BRODY, ESQ.
AARON BRODY, ESQ.
TZIVIA BRODY, ESQ.
Of Counsel

SCHIFFRIN & BARROWAY
280 King of Prussia Road
Radnor, PA 19087
By: MARC A. TOPAZ, ESQ.
RICHARD A. MANISKAS, ESQ.
Of Counsel

APPEARANCES CONTINUED ON FOLLOWING PAGE:

WEISS & LURIE
551 Fifth Avenue
New York, NY 10176
By: JOSEPH H. WEISS, ESQ.
Of Counsel

Plaintiffs' Executive Committee:

LAW OFFICES OF CHARLES J. PIVEN
401 East Pratt Stret, Suite 2525
Baltimore, MD 21202
By: CHARLES J. PIVEN, ESQ.
MARSHALL N. PERKINS, ESQ.
Of Counsel

BRODSKY & SMITH
240 Mineola Boulevard
Mineola, NY 11501
By: EVAN J. SMITH, ESQ.
Of Counsel

Attorneys for Defendants:

MORGAN, LEWIS & BOCKIUS
101 Park Avenue, 44th Floor
New York, NY 10178
By: NICOLE MEREDITH HUNN, ESQ.
Of Counsel

SULLIVAN & WORCESTER
One Post Office Square
Boston, MA 02109
By: LAURA STEINBERG, ESQ.
Of Counsel

SULLIVAN & WORCESTER
1290 Avenue of the Americas
New York, NY 10104
By: JOSHUA L. SOLOMON, ESQ.
FRANKLIN B. VELIE, ESQ.
Of Counsel

DECHERT LLP
30 Rockefeller Plaza
New York, NY 10112
By: BENJAMIN E. ROSENBERG, ESQ.
Of Counsel

Sweet, D.J.,

Defendants Wachovia Corporation ("Wachovia"), Evergreen Investment Co. ("Evergreen Investments"), Evergreen Investment Management Co. LLC ("EIMC" or the "Investment Adviser Defendant"), Evergreen Investment Services, Inc. ("EIS" or the "Distributor Defendant"), Evergreen Distributor, Inc. ("EDI" or the "Distributor Defendant"), Dennis H. Ferro, Anthony J. Fischer, Carol Kosel, Michael H. Koonce, Nimish S. Bhatt, Bryan Haft, Laurence B. Ashkin, Charles A. Austin, III, Arnold H. Dreyfuss, K. Dun Gifford, James S. Holwell, Leroy Keith Jr., Gerald M. McDonnell, Thomas L. McVerry, Louis W. Moelchert, Jr., William Walt Pettit, David M. Richardson, Russell A. Salton, III, Michael S. Scofield, Richard J. Shima, Richard K. Wagoner, and William Ennis (collectively the "Trustee/Officer Defendants") have moved pursuant to Fed. R. Civ. P. 12(b) to dismiss the amended consolidated complaint (the "Complaint") of plaintiffs, a putative class including Blanchard D. Smith, William Smith, Sergio Grobler, Gene F. Osburn, and Linda M. Allison (the "Plaintiffs"), and other holders of Evergreen Mutual Funds during the period of June 14, 1999 through November 17, 2003 (the "Class Period").

Prior Proceedings

On June 14, 2004, Plaintiffs filed their initial complaint. On November 29, 2004, Plaintiffs filed an amended consolidated complaint. The Defendants moved to dismiss the Complaint on February 15, 2005. The motion was heard and marked fully submitted on May 17, 2005.

The Parties

A. The Parent Company and Subsidiary

Defendant Wachovia, the parent company, is a financial services corporation and a financial and bank holding company. Evergreen Investments, a subsidiary of Wachovia, is a broadly diversified asset and investment management organization.

B. The Investment Adviser Defendant

Defendant EIMC is a registered investment adviser under the Investment Adviser Act (the "IAA") and the investment adviser to the Evergreen Family of Funds. EIMC had the ultimate responsibility of overseeing the day-to-day management of the Evergreen funds.

C. The Trustee/Officer Defendants

The Complaint names twenty-two individuals who allegedly are or were trustees of each of the trusts in the Evergreen Fund complex at times during the putative class period. These individuals are collectively referred to as the "Trustee/Officer Defendants."

D. The Distributor Defendants

Defendant EDI, a subsidiary of the BISYS Group, Inc., markets the Funds through broker-dealers and other financial representatives. EDI is the principal underwriter for the Trusts. Defendant EIS, a subsidiary of Wachovia, serves as the administrator to each of the Funds, subject to the supervision and control of the Trust's Board of Trustees, and as a distributor of the Evergreen Funds.

E. The Evergreen Funds

The Evergreen Funds (collectively the "Nominal Defendants" or the "Funds") are open-ended management companies consisting of capital invested by the Funds' shareholders, all having a Board of Trustees charged with representing the interests of the shareholders in the Funds. All of the Evergreen Funds are alter egos of one another and share a common body of trustees established by Evergreen. The Evergreen Funds are named as nominal defendants solely to the extent that they are deemed necessary and indispensable parties pursuant to Fed. R. Civ. P. 19 and to the extent necessary to ensure adequate remedies.

The Complaint

On November 29, 2004, the Plaintiffs filed the consolidated amended complaint on behalf of holders of Evergreen mutual funds during the Class Period, alleging that Defendants engaged in a kickback scheme whereby they made improper payments to brokerage houses, such as Morgan Stanley Dean Witter, AG Edwards, Salomon Smith Barney, Merrill Lynch, and Wachovia Securities, as a quid pro quo for the brokers pushing as many of their clients as possible into the Funds. This practice was known as buying "shelf-space" at the brokerage houses.

The alleged improper payments Evergreen made for "shelf-space" at these brokerage houses took a variety of forms, including, wrongful utilization of "directed brokerage" and the payment of excessive commissions in the form of "soft dollars." According to Plaintiffs, these payments were financed by excessive and improper fees charged to Evergreen Fund investors, the purposes of which were undisclosed to shareholders.

Plaintiffs allege that the Defendants' compensation increased as the assets of the Funds under its management increased as it was based upon a percentage of assets under management. As such, the Defendants allegedly reaped millions of dollars in profits from the fees that were charged to investors for these so-called "shelf-space" programs at the expense of the shareholders.

According to Plaintiffs, Evergreen was motivated to engage in this undisclosed scheme because the fees it collected for managing and advising the Evergreen Funds were calculated as a percentage of assets under management and increased as the number of Evergreen investors grew. Plaintiffs allege that in spite of the insurmountable conflicts of interest that the kickbacks created, Evergreen concealed these practices from Plaintiffs. Additionally, the Defendants allegedly failed to pass on to the shareholders any economies of scale generated by increasing assets in the Funds. In contrast, according to Plaintiffs, the fees and costs associated with the Funds actually increased during the Class Period.

In November 2003, the Securities and Exchange Commission (the "SEC") brought a regulatory enforcement action against Morgan Stanley Dean Witter for accepting kickback payments from Evergreen and other mutual fund companies. The SEC concluded that this arrangement violated Section 17(a)(2) of the Securities Act of 1933, among other statutes. In a similar enforcement action announced on the same day, the NASD also concluded that the practices engaged in between Evergreen and Morgan Stanley violated NASD Rule 2830(k).

The Complaint asserts various violations of the Investment Company Act (the "ICA"), the Investment Advisers Act (the "IAA"), and state common law. Count One alleges that the Investment Adviser Defendant and the Trustee/Officer Defendants violated Section 34(b) of the ICA by making materially false and misleading statements and by failing to disclose necessary information to holders of the Funds. Count Two alleges that the Investment Adviser Defendant, the Distributor Defendant, and the Trustee/Officer Defendants violated Section 36(a) of the ICA. According to Plaintiffs the Defendants breached their fiduciary duties by improperly charging investors Rule 12b-1 marketing fees and by using the investor's assets to make payments of "soft dollars" and excessive commissions. In Count Three, Plaintiffs allege that the Investment Adviser, Distributor, and Trustee/Officer Defendants breached their fiduciary duties under Section 36(b) of the ICA by charging excessive marketing fees. Count Four alleges that Evergreen acted as the "control person" of the Distributor Defendant and the Investment Adviser Defendant, rendering it liable under Section 48(a) of the ICA. Count Five is brought derivatively on behalf of the Funds and alleges that the Investment Adviser Defendant breached its fiduciary duty to the Funds by knowingly and/or recklessly engaging in acts, transactions, practices, and courses of businesses which operated as a fraud upon the Funds, in violation of Section 215 of the IAA.

Under Counts Six through Ten, Plaintiffs assert various state law claims. Count Six asserts that the Defendants committed deceptive acts and practices in violation of Section 349(h) of New York's General Business Law. Count Seven alleges that the

Investment Adviser Defendant breached its fiduciary duties to the Plaintiffs and the purported class by failing to manage the Funds in the best interests of the Plaintiffs and the purported class. Count Eight asserts that the Trustee/Officer Defendants breached their fiduciary duties to the Plaintiffs and the purported class for failing to supervise and monitor the Investment Adviser Defendant. Count Nine alleges that the brokers that sold the Funds, including but not limited to Morgan Stanley, AG Edwards, Salomon Smith Barney, Merrill Lynch, and Wachovia Securities, aided and abetted the breach of Defendants' fiduciary duties. Finally, Count Ten asserts unjust enrichment against all Defendants.

Defendants have moved to dismiss the Complaint on a variety of grounds. For the reasons set for below, the motion is granted in its entirety.

DISCUSSION

The Rule 12(b) Standard

In considering a motion to dismiss pursuant to Rule 12(b)(6), the Court construes the complaint liberally, "accepting all factual allegations in the complaint as true, and drawing all reasonable inferences in the plaintiff's favor." Chambers v. Time Warner, Inc., 282 F.3d 147, 152 (2d Cir. 2002) (citing Gregory v. Daly, 243 F.3d 687, 691 (2d Cir. 2001)).

On a Rule 12(b)(6) motion to dismiss, "mere conclusions of law or unwarranted deductions" need not be accepted. First Nationwide Bank v. Gelt Funding Corp., 27 F.3d 763, 771 (2d Cir. 1994). Furthermore, the truth of factual allegations that are contradicted by documents properly considered on a motion to dismiss need not be accepted. See e.g., Rapoport v. Asia Elecs. Holding Co., 88 F. Supp. 2d 179, 184 (S.D.N.Y. 2000).

"The issue is not whether a plaintiff will ultimately prevail but whether the claimant is entitled to offer evidence to support the claims." Villager Pond, Inc. v. Town of Darien, 56 F.3d 375, 378 (2d Cir. 1995) (quoting Scheuer v. Rhodes, 416 U.S. 232, 236 (1974)). In other words, "'the office of a motion to dismiss is merely to assess the legal feasibility of the complaint, not to assay the weight of the evidence which might be offered in support thereof.'" Eternity Global Master Fund Ltd. v. Morgan Guar. Trust Co. of New York, 375 F.3d 168, 176 (2d Cir. 2004) (quoting Geisler v. Petrocelli, 616 F.2d 636, 639 (2d Cir. 1980)). Dismissal is only appropriate when "it appears beyond doubt that the plaintiff can prove no set of facts which would entitle him or her to relief." Sweet v. Sheahan, 235 F.3d 80, 83 (2d Cir. 2000); accord Eternity Global Master Fund, 375 F.3d at 176-77.

I. <u>There Is No Private Right of Action Under Sections 34(b) and 36(a)</u>

In Count One, Plaintiffs assert a cause of action for alleged violations of Section 34(b) of the ICA based upon the Defendants alleged inadequate and "materially false and misleading" disclosures regarding brokerage commissions, 12b-1 fees, and soft dollars. In Count Two, Plaintiffs allege that Defendants breached their fiduciary duties in violation of Section 36(a) by improperly charging investors in the Funds purported Rule 12b-1 fees and by drawing on assets of the Funds investors to make undisclosed payments of soft dollars and excessive commissions. Defendants have moved to dismiss Counts One and Two on the ground that there is no private right of action under either section 34(b)[1] or section 36(a)[2] of the Investment Company Act. Plaintiffs argue that while there is no express private cause of action created by the text of these sections of the ICA, the congressional intent

---

[1] Section 34(b) states that it is "unlawful" to "make any untrue statement of a material fact in [a] registration statement." 15 U.S.C. § 80a-33(b).

[2] Section 36(a) authorizes the SEC to:

> [B]ring an action ... alleging that a person serving or acting in one or more of the following capacities has engaged within five years of the commencement of the action or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts -- (1) as officer, director, member of any advisory board, investment adviser, or depositor; or (2) as principal underwriter, if such registered company is an open-end company, unit investment trust, or face-amount certificate company."

15 U.S.C. § 80a-35(a).

underlying the statute implies a private right of action under which they may proceed.

Where a private right to sue is not explicitly created by statute, "courts must look to the intent of Congress in determining whether a federal private right of action exists . . . ." Olmsted v. Pruco Life Ins. Co. of New Jersey, 283 F.3d 429, 432 (2d Cir. 2002). Determining congressional intent is a matter of statutory interpretation in which the Court looks to: "the text and structure of the statute; (2) any 'rights-creating' language in the statute; (3) the existence in the statute of an alternate method of enforcement; and (4) the existence of a private right of action in other sections of the statute." In re American Mutual Funds Fee Litigation, No. 04 Civ. 5593 (C.D. Ca. Dec. 16, 2005) (citing Alexander v. Sandoval, 532 U.S. 275, 287-90, 149 L. Ed. 2d 517, 121 S. Ct. 1511 (2001); Olmsted, 283 F.3d at 432-434.

In the wake of Alexander and Olmsted, many courts in this district have confronted the issue of whether Sections 34(b) and 36(a) contain implied private causes of action.[3] These courts have

[3] Prior to Alexander, a number of courts, including this one, held that there were implied private rights of action under the ICA. See, e.g., Strougo ex rel. Brazil Fund v. Scudder, Stevens & Clark, Inc., 964 F. Supp. 783, 796 (S.D.N.Y. 1997) (holding an implied right of action under Section 36(a)). Given the Supreme Court's instruction in Alexander not to infer a private right of action to "make effective [a statute's] purpose," 532 U.S. at 287, it is determined that this Court's prior reasoning is no longer correct. In particular, it is worth noting that this Court relied on legislative history suggesting that the inclusion of an express right of action under Section 36(b) "should not be read by

found congressional intent to create a private right of action lacking in Sections 34(b) and 36(a). See e.g., In Re Goldman Sachs Mutual Funds Fee Litigation, No. 04 Civ. 2567 (NRB), 2006 U.S. Dist. LEXIS, at *15-17; In Re Davis Selected Funds Litigation; No. 04 Civ. 4186, 2005 U.S. Dist. LEXIS 23203, at *2 (S.D.N.Y. Oct. 11, 2005); In Re Eaton Vance Mutual Funds Fee Litigation, 380 F. Supp. 2d 222, 231-32 (S.D.N.Y. 2005).

In a recent case involving substantially similar allegations against mutual funds, the Honorable John G. Koeltl held that "[t]he absence of rights-creating language, the existence of an alternative method of enforcement, and the existence of an explicit private right of action for another provision of the statute creates the strong presumption that Congress did not intend to create private rights of action under §§ 34(b), 36(a), or 48(a)." In re Eaton Vance, 280 F. Supp. 2d at 232. Similarly, in decisions addressing the claims of holders of mutual funds virtually identical to those alleged here, both the Honorable Naomi R. Buchwald and the Honorable Miriam G. Cedarbaum adopted Judge Koeltl's reasoning and held that the logic of the Second Circuit in Olmsted applied to Sections 34(b) and 36(a). In Re Goldman Sachs Mutual Funds Fee Litigation, No. 04 Civ. 2567 (NRB), 2006 U.S.

---

implication to affect subsection (a)." Strougo, 994 F. Supp. at 797 (citations omitted). In light of the Supreme Court's determination that "the express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others," Alexander, 532 U.S. at 290, the reasoning employed in Strougo is no longer persuasive.

Dist. LEXIS, at *17; In Re Davis Selected Funds Litigation; No. 04 Civ. 4186, 2005 U.S. Dist. LEXIS 23203, at *2 (S.D.N.Y. Oct. 11, 2005).

The reasoning of these cases applies equally to the instant case. As those courts noted, Sections 34(b) and 36(a) contain language that prohibits conduct rather than confers rights. See In Re Eaton, 380 F. Supp. 2d at 232. Additionally, the statute's authorization of the SEC to enforce these provisions of the ICA in Section 42 of the ICA "suggests that Congress intended to preclude others." See Alexander, 532 U.S. at 290. Finally, Congress' inclusion of an explicit private right of action in Section 36(b) of the ICA indicates that it would have explicitly provided so under Sections 34(b) and 36(a) if it had wished to confer similar rights in those provisions. See Olmsted, 283 F.3d at 433 ("Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private right to enforce other sections was intentional."). Accordingly, it is concluded that Congress did not intend to create private rights of action under Sections 34(b) or 36(a), and Counts One and Two are dismissed for failure to state a claim.

II. Plaintiffs Have Not Adequately Alleged Violations of Section 36(b)

Count Three of the Complaint alleges violations of Section 36(b) of the ICA. In essence, Plaintiffs allege that

Defendants have violated Section 36(b)'s proscription against the payment of excessive fees by charging Rule 12b-1 fees, soft dollar payments, and directed brokerage commissions, which allegedly benefitted Defendants rather than the holders of the Funds. Defendants have moved to dismiss this claim on the grounds that Plaintiffs' allegations are outside the scope of Section 36(b) and that Plaintiffs have failed to allege excessive fees. Additionally, the Trustee/Officer Defendants argue that Plaintiffs' Section 36(b) claim may not be maintained because the Complaint fails to allege that the Investment Adviser and Trustee/Officer Defendants were the recipients of investment advisory or Rule 12b-1 fees, as required by Section 36(b).

Section 36(b) imposes a fiduciary duty on the investment adviser not to charge excessive fees and creates a private right of action by a shareholder against the adviser for a breach of this duty. See 15 U.S.C. § 80a-35(b). In pertinent part, Section 36(b) states:

> The investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services ... An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser ... for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company ... .

15 U.S.C. § 80a-35(b).

The legal standard for an excessive fee claim under Section 36(b) is "whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982). In order to demonstrate that Section 36(b) has been violated, a plaintiff must show that "the adviser-manager charge[d] a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered." Id.; see also Strougo v. BEA Assocs., No. 98 Civ. 3725 (RWS), 1999 U.S. Dist. LEXIS 3021, 1999 WL 147737, at *7-8 (S.D.N.Y. March 18, 1999) (quoting Gartenberg, 694 F.2d at 928).

In Gartenberg, the Second Circuit identified six factors to weigh in determining whether fees charged by an investment adviser were disproportionate to the services rendered:

> (a) the nature and quality of services provided to fund shareholders; (b) the profitability of the fund to the adviser-manager; (c) fall-out benefits; (d) economies of scale; (e) comparative fee structures; and (f) the independence and conscientiousness of the trustees.

Krinsk v. Fund Asset Management, Inc., 875 F.2d 404, 409 (2d Cir. 1989) (citing Gartenberg, 694 F.2d at 929-30); In Re Eaton Vance Mut. Funds Fee Litig., 380 F. Supp. 2d at 237 (quoting Gartenberg, 694 F.2d at 929-30).

On a motion to dismiss a Section 36(b) claim, Plaintiffs need not assert facts supporting each of the six Gartenberg factors. However, in order "[t]o survive a motion to dismiss, a complaint may not simply allege in a conclusory manner that advisory fees are 'excessive.' Instead, a plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive." Levy v. Alliance Capital Mgmt. L.P., No. 97 Civ. 4672 (DC), 1998 WL 744005, at *2 (S.D.N.Y. Oct. 26, 1998). In other words, at the motion to dismiss stage, Plaintiffs must cite some facts in support of the claim that the fees at issue were so disproportionately large that they bore no relationship to the services rendered. Gartenberg, 694 F.2d at 928-30; Strougo, 954 F. Supp. at ???.

Plaintiffs contend that their Section 36(b) claim can be supported with allegations that Defendants: (1) improperly charged investors in the Funds Rule 12b-1 marketing fees, soft dollar payments, and directed brokerage commissions; (2) failed to reduce their management fees to reflect the benefits obtained by Defendants from such payments; and (3) charged management fees that were wrongfully inflated to cover other improper revenue sharing payments that were ostensibly made from the assets of the Investment Adviser and Distributor Defendants.

Defendants argue that Rule 12b-1 fees, soft dollar payments, and excessive brokerage commissions are not within the scope of Section 36(b) because they are properly categorized as distribution fees rather than as advisory fees, as required by Section 36(b). Additionally, they argue that the Plaintiffs have failed to demonstrate that the fees at issue were excessive.

Applying the above standard to facts substantially similar to those in this case, in In re Eaton Vance Mutual Funds Fee Litigation, Judge Koeltl dismissed plaintiffs' Section 36(b) claims. 380 F. Supp. 2d at 237-38. While Judge Koeltl agreed with the plaintiffs in that case that under Meyer v. Oppenheimer Mgmt. Corp., 764 F.2d 76, 82 (2d Cir. 1985), Rule 12b-1 fees are subject to review under Section 36(b), he ultimately concluded that "the allegations in the [Second Amended Complaint] contain[ed] no specific facts that would provide a factual basis for an allegation that the fees were 'so disproportionately large' that [they] bore no relationship to the services rendered and could not have been the product of arms-length bargaining." In re Eaton Vance, 380 F. Supp. 2d at 237. Judge Koeltl reasoned that Section 36(b) applies only to claims that could not have been the result of arms-length bargaining, and not to claims arising out of an investment adviser's improper use of the funds. See Eaton Vance, 380 F. Supp. 2d at 237. Furthermore, Judge Koetl found that even under the liberal Rule 8(a) pleading standard, plaintiffs' allegations that the defendants authorized improper Rule 12b-1 fees, soft-dollar payments, and brokerage commissions failed to "demonstrate that the compensation paid to the defendants was disproportionate to the services rendered."[4] Id.

In finding analogous allegations insufficient to state a claim under Section 36(b), Judge Buchwald similarly held:

> Plaintiffs essentially argue that the fees were so excessive because they were improper. Such assertions are insufficient to establish that the Rule 12b-1 fees bore no reasonable relationship to the services rendered. In sum, plaintiffs have at most alleged that the advisory and Rule 12b-1 fees were used for improper purposes. We agree with Judge Koetl and Judge Cedarbaum that such allegations do not suffice to state a claim under Section 36(b).

Goldman Sachs, 2006 WL 126772, at *10 (citations omitted).

This case involves allegations virtually identical to those asserted in In re Goldman Sachs and In re Eaton Vance. Just as in those cases, Plaintiffs here allege that the fees at issue were used improperly, and not that the fees themselves were excessive. Accordingly, it is determined that Judge Koeltl and Judge Cedarbaum's reasoning applies here and that Plaintiffs have

---

[4] In another recent case involving similar allegations, the Honorable Jed S. Rakoff came to a contrary result, ruling that the plaintiffs' Section 36(b) claim in that case met the minimal pleading requirements of Rule 8(a). See In re Oppenheimer Funds Fee Litig., No. 04 Civ. 7022, slip op. (S,D.N.Y. Mar. 10, 2006). While Plaintiffs must plead only "a short and plain statement of the claim showing that the pleader is entitled to relief," Plaintiffs here have failed to meet this burden. As explained herein, Plaintiffs' failure to allege that the fees were indeed excessive under Second Circuit law renders their Section 36(b) pleadings inadequate under Rule 8(a).

not sufficiently alleged excessive investment advisory fees under Section 36(b). Accordingly, Count Three is dismissed.

Plaintiffs' claim for a Section 36(b) violation against the Investment Adviser and Trustee/Officer Defendants must also be dismissed as Plaintiffs have failed to allege that these Defendants were the recipients of the fees. No action under Section 36(b) "shall be brought or maintained against any person other than the recipient of such compensation or payments, and no damages or other relief shall be granted against any person other than the recipient of such compensation or payments." 15 U.S.C. § 80a-35(b)(3). Under Section 36(b), Plaintiffs bear the burden of establishing such a breach of fiduciary duty by a recipient of compensation or payments. 15 U.S.C. § 80a-35(b)(1).

Here, Plaintiffs have failed to allege that the Distributor Defendant or the Trustee/Officer Defendants received compensation for investment advisory services, and therefore their allegations do not meet the requirements of Section 36(b)(3). See In Re Goldman Sachs, 2006 U.S. Dist. LEXIS 1542, at *27-28. Therefore, Plaintiffs' Section 36(b) claim against those Defendants is also dismissed.

III. Plaintiffs Have Not Stated a Claim for Liability Under Section 48(a)

Defendants move to dismiss Count Four on the ground that Section 48(a) of the ICA does not provide an independent basis for liability.[5]

Under § 48(a) of the ICA, control person claims are predicated upon liability under other applicable sections of the ICA. 10 U.S.C. § 48(a). Section 48(a) states in relevant part:

> It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder.

15 U.S.C. § 80a-47(a) (2005).

Because Plaintiffs have failed to state a cause of action for a primary violation under Sections 34(b), 36(a), or 36(b) of the ICA, their claim against Evergreen Investments for control person liability is insufficient and Count Four is dismissed.

---

[5] The analysis applied above to Sections 34(b) and 36(a) of the ICA applies equally to Section 48(a), In Re Eaton Vance, 380 F. Supp. 2d at 232, and as such, provides an alternative grounds for dismissal of Plaintiffs' Section 48(a) claim.

IV. The State Law Claims are Dismissed

Counts Seven through Ten allege various violations of state law. Specifically, Count Seven asserts that the Investment Adviser Defendant breached its fiduciary duty to the Plaintiffs by failing to manage the companies entrusted to their care in the best interests of the Plaintiffs and causing them to bear unnecessary costs by allowing the wrongful payment of excessive fees and commissions. Count Eight alleges that the Trustee/Officer Defendants breached their fiduciary duties to Plaintiffs by failing to supervise and monitor the Investment Adviser Defendant for their benefit and allowing the wrongful payment of excessive fees and commissions. Count Nine alleges that all Defendants aided and abetted the breach of fiduciary duties. Count Ten alleges a claim of unjust enrichment against all Defendants.

The Defendants argue that the state law claims (in addition to other claims), which were brought directly, should have been brought derivatively, and that therefore these claims should be dismissed.

Whether ICA claims should be brought directly or derivatively is determined by the law of the state where the relevant entity was organized, unless "application of those rules would frustrate the specific federal policy underlying the ICA." Strougo v. Bassini, 282 F.3d 162, 169 (2d Cir. 2002). Thus,

Delaware law will apply as it is the state of the Evergreen Funds' incorporation.[6]

According to Delaware law, whether a stockholder's claims are derivative or direct turns on the following: "(1) who suffered the alleged harm, the corporation or the suing stockholders, individually, and (2) who would receive the benefit of any recovery or other remedy, the corporation or the stockholders, individually?" Tooley v. Donaldson, Lufkin & Jenrette, Inc., 845 A.2d 1031, 1033 (Del. 2004). Courts consider substance over form in determining whether a claim is direct or derivative. See Agostino v. Hicks, 845 A.2d 1110, 1121 (Del. Ch. 2004). In assessing whether a claim should be brought directly, a Court must determine if the plaintiff "stockholder's claimed direct injury [is] independent of any alleged injury to the corporation. The stockholder must demonstrate that the duty breached was owed to the stockholder and that he or she can prevail without showing an injury to the corporation." Tooley, 845 A.2d at 1039.

[6] Plaintiffs argue that this Court must interpret and apply Delaware law regarding the distinction between direct and derivative claims so as not to conflict with the federal policy of operating and managing investment companies in the best interests of shareholders. While Plaintiffs are correct in this characterization, they have pointed to nothing to suggest that the application of Delaware law conflicts with or frustrates the federal public interest Congress sought to protect in the ICA. Nor have Plaintiffs pointed to any cases in which a court found a straightforward application of Delaware law to claims such as these frustrated the policy underlying the ICA.

In accordance with Delaware's standard, it is concluded that Counts Seven, Eight, Nine, and Ten should have been brought as derivative claims. Contrary to Plaintiffs' assertions, the Complaint fails to identify any individual shareholder rights that have been violated. Plaintiffs allege that Defendants used Fund assets for their own benefit, charged the Funds "excessive and improper fees and expenses," "siphon[ed] fees," and "systematically skimmed millions of dollars from the Evergreen Funds." In other words, the gravamen of these allegations is that the Defendants mismanaged assets. As such, these allegations do not demonstrate individual harm, but rather purport to show harm to the Funds themselves. Tooley, 845 A.2d at 1038. The harm to shareholders is dependent upon the alleged injury to the Funds' business or property.

Plaintiffs argue that the alleged excessive distribution and management fees at issue here were borne directly by shareholders, and that therefore the shareholders suffered an injury independent of the corporation. This Court is unpersuaded that the alleged financial harm of overcharges harms the individual investor independently of the harm to the Funds. "Rather, a pro rata bearing of expenses by individual shareholders seems to fall within the very essence of an injury which is not independent from that suffered by the corporation." In re Goldman Sachs Mutual Funds Fee Litigation, 2006 U.S. Dist. LEXIS 1542, at *22 (citations omitted). The alleged injury suffered by Plaintiffs "occurred only secondarily and 'as a function of and in proportion to their pro rata investment' in the Funds." Id. (quoting In re Triarc Cos., 791 A.2d 872, 878 (Del. Ch. 2001).

Just as the alleged injury harms the corporation primarily and the shareholders only secondarily, so too is the individual shareholder's benefit of the remedy only secondary to that of the corporation. It is the corporation that suffered the alleged loss primarily, the shareholder only secondarily, and it is the corporation that should be reimbursed for the alleged loss. Tooley, 845 A.2d at 1034-35.

Additionally, Plaintiffs argue that they are entitled to proceed directly because they seek to vindicate breaches of duties owed to them directly. According to Plaintiffs, the common law of fiduciary duties, which they allege Defendants violated, were owed directly to individual shareholders, and therefore Plaintiffs' claims properly are brought directly, rather than derivatively. However, in order to bring a claim directly, "the stockholder must demonstrate that the duty breached was owed to the stockholder and that he or she can prevail without showing an injury to the corporation." In re Syncor Int'l Corp. Shareholders Litig., 857 A.2d 994, 997 (Del. Ch. 2004) (quoting Tooley, 845 A.2d at 1033). Therefore, regardless of whether the common law fiduciary duties are owed directly to individual shareholders, Plaintiffs have failed to demonstrate that the injuries alleged in the Complaint are not dependent upon harm to the Funds, as required under Delaware law.

In accordance with the above, Counts Seven through Ten of the Complaint are dismissed.

V. Plaintiffs Fail to State a Cause of Action Under Section 215

Count Five is a derivative claim brought on behalf of the Funds against the Investment Adviser Defendant under Section 215 of the IAA for violations of Section 206 of the IAA. Plaintiffs allege that the Investment Adviser Defendant violated Section 206 by "breach[ing] its fiduciary duties to the Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Funds." (Compl. ¶ 146). Defendants move to dismiss this claim arguing that: (1) Plaintiffs' allegations do not show that the contract itself violated the IAA, and (2) Plaintiffs have failed to allege sufficiently either demand or demand futility.

Section 215 of the Advisers Act affords a private right of action to have an investment advisory contract voided if the formation or performance of the contract violates the Advisers Act. See 15 U.S.C. § 80b-15; Transamerica Mortgage Advisors, 444 U.S. at

24. Courts in this Circuit have routinely permitted Section 215 claims to proceed irrespective of whether the contracts themselves violated the IAA. See, e.g., Clark v. Nevis Capital Mgmt, LLC, 2005 U.S. Dist. LEXIS, at *39-40 (S.D.N.Y. Mar. 3, 2005) (finding a limited private right of action to have an investment advisory contract voided under Section 215 where the performance of the contract violates the IAA); Norman v. Salomon Smith Barney, Inc., 350 F. Supp. 2d 382, 388 (S.D.N.Y. 2004 (same). Accordingly, it is concluded that Defendants' argument that Plaintiffs must show that the contract itself violated the IAA is without merit.

As to Defendants' demand futility argument, Rule 23.1, Fed. R. Civ. P., provides that the complaint in a derivative suit must "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors or comparable authority and, if necessary, from the shareholders or members, and the reasons for the plaintiff's failure to obtain the action or for not making the effort." Fed. R. Civ. P. 23.1. Demand requirements for a derivative suit are determined by the law of the state of incorporation. See Kamen v. Kemper Fin. Servs., Inc., 500 U.S. 90, 98-101, 114 L. Ed. 2d 152, 111 S. Ct. 1711 (1991). Accordingly, the parties are in agreement that Delaware law shall apply here.

Under Delaware law, in order to allege demand futility, a plaintiff must present particularized facts showing that the board is "incapable of exercising its power and authority to pursue derivative claims directly." White v. Panic, 783 A.2d 543, 551 (Del. 2001). Courts assessing whether a plaintiff has adequately pled demand futility under Delaware law are to apply the Aronson test, under which the court must determine whether a reasonable doubt has been created that: "(1) the directors are disinterested and independent and (2) the challenged transaction was otherwise the product of a valid exercise of business judgment." Aronson v. Lewis, 473 A.2d 805, 814 (Del. 1984).

The allegations of demand futility contained in the Complaint are insufficient. Plaintiffs allege that: (1) the Evergreen Funds Boards of Trustees were captive to and controlled by Evergreen, as the individual Trustees served at the pleasure of the Investment Adviser Defendant; (2) the Trustee Defendants served on a multitude of the Evergreen Fund boards, making it impossible for them to properly supervise and monitor the Evergreen Funds and the Investment Adviser Defendant; (3) the Trustee Defendants were beholden to the Investment Adviser Defendant for their positions, not to the Fund investors; (4) the Trust no longer holds annual meetings of shareholders; and (5) each of the Trustees was paid substantial sums of money, ranging from $218,250 to $625,500, during the Class Period for serving as a Trustee. Even taken together, these allegations are insufficient to excuse demand.

The fact that an adviser was responsible for selecting board members is an insufficient basis for establishing lack of independence or disinterestedness. See Verkouteren v. Blackrock Fin. Mgmt. Inc., No. 98 Civ. 4673 (WK), 1999 WL 511411, at *3 (S.D.N.Y. Jul. 20, 1999), aff'd, 208 F.3d 204 (2d Cir. 2000) (holding allegation that directors serve at the pleasure of the Investment Adviser "merely states a fact common to all funds which has not been deemed problematic by the bodies regulating the industry").

Similarly, Plaintiffs' allegations that the Trustees were members of multiple Boards is also insufficient to establish futility. "In fact, membership on the boards of several funds within a mutual fund complex is the prevailing practice in the industry." Migdal v. Rowe Price-Fleming Int'l, 248 F.3d 321, 330 (4th Cir. 2001).

With respect to the money paid Trustees for their service, Plaintiffs have failed to demonstrate that such compensation was unreasonable. "Mere allegations of substantial compensation are insufficient" to establish futility. In Re Goldman Sachs Mutual Fund Fee Litigation, 2006 WL 126772, at *11 (citing Jacobs v. Yang, No. Civ. A. 206-N, 2004 WL 1728521, at *4 (Del. Ch. Aug. 2, 2004); Fink v. Komansky, No. 03 CV 0388(GBD), 2004 WL 2813166, at *7 (S.D.N.Y. Dec. 8, 2004).

Finally, the threat of personal liability for approving a transaction and the possibility of being sued individually also have been rejected as evidence sufficient to excuse demand futility. See Aronson, 473 A.2d at 818. In fact, the Aronson Court specifically rejected this argument, noting that accepting such grounds would "effectively abrogate Rule 23.1" as it would apply in virtually every case. Id.

Plaintiffs' reliance of this Court's holding in Strougo v. Scudder, Stevens & Clark, Inc., 964 F. Supp. 783 (S.D.N.Y. 1997), is misplaced as it involved the application of Maryland law.

Based upon the foregoing, it is determined that Plaintiffs have failed to state particularized facts demonstrating that the Trustee/Officer Defendants were incapable of properly exercising their business judgment with respect to claims at issue, and demand futility has not been established. In accordance, Plaintiffs' claim for violation of Section 215 is dismissed.

VI. Plaintiffs Fail to Properly Allege a Violation of N.Y. Gen. Bus. Law Section 349

Defendants also move to dismiss Plaintiffs' claims brought under Section 349 of the New York General Business Law (Count VI). They argue that Plaintiffs' Section 349 claims should be dismissed because Section 349 does not apply to "securities-related" claims and because Plaintiffs fail to allege that the conduct underlying the Section 349 claim occurred in New York.

In New York, the law of deceptive trade acts and practices is codified under § 349 of the General Business Law. That statute declares as unlawful "deceptive acts and practices in the conduct of any business, trade or commerce or in the furnishing of any service in this state . . . ." N.Y. Gen. Bus. L. 349. Subsection (h) of the statute creates a private cause of action for any person who has been injured by reason of any violation of the act. Id.

To state a claim for deceptive practices under Section 349, a plaintiff must show: (1) that the act or practice was consumer-oriented; (2) that the act or practice was misleading in a material respect, and (3) that the plaintiff was injured as a result of the deceptive practice or act. See, e.g., Stutman v. Chem. Bank, 95 N.Y.2d 24, 29, 709 N.Y.S.2d 892, 731 N.E.2d 608 (2000); St. Patrick's Home for Aged and Infirm v. Laticrete Intern., Inc., 264 A.D.2d 652, 655, 696 N.Y.S.2d 117, 122 (1st Dep't 1999); BNI NY Ltd. v. DeSanto, 177 Misc. 2d 9, 14, 675 N.Y.S.2d 752, 755 (N.Y. City Ct. 1998). See also Berrios v. Sprint Corp., 1998 U.S. Dist. LEXIS 6579, 1998 WL 199842, at *3 (E.D.N.Y. March 16, 1998). The standard for whether an act or practice is misleading is objective, requiring a showing that a reasonable consumer would have been misled by the defendant's conduct. Marcus

v. AT&T, 138 F.3d 46, 64 (2d Cir. 1998); Oswego Laborers' Local 214 Pension Fund v. Marine Midland Bank, N.A., 85 N.Y.2d 20, 26, 623 N.Y.S.2d 529, 533, 647 N.E.2d 741 (1995). Omissions, as well as acts, may form the basis of a deceptive practices claim. Stutman, 95 N.Y.2d at 29 (citing Oswego Laborers, 85 N.Y.2d at 26 (delineating different inquiry in case of claim of deceit by omission)).

Accordingly, in order to invoke Section 349, Plaintiffs must, as a threshold matter, "charge conduct that is consumer oriented." New York Univ. v. Cont'l Ins. Co., 87 N.Y.2d 308, 320, 662 N.E.2d 763, 639 N.Y.S.2d 283 (1995). Moreover, Plaintiffs must allege facts sufficient to show that the challenged conduct has a "broader impact on consumers at large," i.e., it "potentially affects similarly situated consumers" in New York. S.Q.K.F.C., Inc. v. Bell Atl. Tricon Leasing Corp., 84 F.3d 629, 636 (2d Cir. 1996) (citation omitted). Accord Black Radio Network v. NYNEX Corp., 44 F. Supp.2d 565, 583 (S.D.N.Y. 1999).

Contrary to Plaintiffs' assertions, Section 349 does not apply to securities-related claims, such the ones involving mutual funds alleged in the instant case. See, e.g., In re Eaton Vance Mutual Fund Litigation, 380 F. Supp. 2d at 240 (holding Section 349 "does not apply to securities transactions, even when those actions are brought as claims by 'holders' of shares" (citations omitted)). Courts have routinely found Section 349 inapplicable to claims concerning securities based on the following:

> [P]eople do not generally buy securities in the same way that they buy an automobile, a television set, or the myriad consumer goods found in supermarkets. For one thing, securities are purchased as investments, not as goods to be 'consumed' or 'used.' Additionally, the securities markets are subject to pervasive federal regulation, and it is questionable that New York's legislature intended to give securities investors an added measure of protection beyond that provided by the securities acts ...

Morris v. Gilbert, 649 F. Supp. 1491 (E.D.N.Y. 1986); see also Gray v. Seaboard Securities, Inc, 788 N.Y.S.2d 471, 472-72 (3d Dep't 2005) (affirming the reasons set forth in Morris and holding Section 349 inapplicable to claims involving securities transactions).

The reasoning of these cases applies equally here. Plaintiffs are investors who were seeking income, investment growth, and the preservation of capital -- not consumers who were purchasing traditional goods or services. Additionally, as illustrated by the host of other claims asserted under federal securities laws, Section 349 is not necessary to protect Plaintiffs and other investors from the alleged conduct.

Accordingly, Plaintiffs' claim for violation of Section 349 is insufficient and Count Six is dismissed.

Conclusion

For the reasons set forth above, Defendants' motion to dismiss is granted and the Complaint is dismissed in its entirety.

It is so ordered.

New York, NY
March 24, 2006

ROBERT W. SWEET
U.S.D.J.